================================================================================


                              FIRST KANSAS FEDERAL
                               SAVINGS ASSOCIATION
                (To be renamed First Kansas Federal Savings Bank)
                               Osawatomie, Kansas






                              CONVERSION VALUATION
                                APPRAISAL REPORT






                                     As Of:
                                  March 6, 1998








                                  Prepared By:
                          CAPITAL RESOURCES GROUP, INC.
                           1211 Connecticut Avenue, NW
                                    Suite 200
                             Washington, D.C. 20036





================================================================================

[LOGO]                    Capital Resources Group, Inc.
        1211 Connecticut Ave., N.W. - Suite 200 - Washington, DC 20036 -
                    Tel (202) 466-5685 - Fax (202) 466-5695

                                                  March 6, 1998


Board of Directors
First Kansas Federal Savings Association
600 Main Street
Osawatomie, Kansas 66064

Dear Board Members:

     At your request, we hereby provide an independent appraisal of the estimated pro forma market value of the common stock of First Kansas Financial corporation ("Holding Company") to be issued upon conversion of First Kansas Federal Savings Association ("First Kansas" or the "Association") from a mutual to stock form and upon the issuance of the Association's common stock to the Holding Company, a newly formed corporation which is a unitary savings and loan holding company. It is anticipated that, initially, the sole subsidiary of the Holding Company will be the Association. As part of the conversion, the Association will change its name to "First Kansas Federal Savings Bank". This appraisal is furnished pursuant to the requirements of Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS").

     Capital Resources Group, Inc. ("CRG") is an investment banking and financial consulting firm that specializes in financial valuations and analyses of business enterprises and securities. The background and experience of CRG is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Association.

     In preparing our appraisal, we have reviewed First Kansas' Application for Approval of Conversion, including the Proxy Statement, as filed with the OTS. We have conducted an analysis of the Association that has included discussions with the Association's management, with KPMG Peat Marwick LLP., the Association's independent auditor, and with the firm of Malizia, Spidi, Sloane & Fisch, P.C., the Association's conversion counsel. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

     We investigated the competitive environment within which First Kansas operates and have assessed the Association's relative strengths and weaknesses. Our analysis included an examination of the potential effects of conversion on First Kansas' operating characteristics and financial performance as they related to the pro forma market value of the Holding Company. We also have reviewed, among other things, the economy in First Kansas' primary market area and have compared the Association's financial performance and condition with that of companies in Kansas, nationally and with that of a selected group of publicly-traded companies. We have reviewed conditions in the

CAPITAL RESOURCES GROUP, INC.
Board of Directors
March 6, 1998
Page 2



securities markets in general and in the market for thrift stock in particular. We also have considered the expected market for the Holding Company's common stock after conversion.

     In preparing our appraisal, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Association and the Association's independent auditors. We did not independently verify the financial statements or other information provided by the Association. Our appraisal is based on the Association's representation that the information contained in the Prospectus and Proxy Statement and additional evidence furnished to us by the Association are truthful, accurate and complete.


     It is our opinion that, as of March 6, 1998, the estimated pro forma market value of the Holding Company's (and, therefore, the Association's) to-be-outstanding common stock was $11,750,000, or 1,175,000 shares at $10.00 per share. The resultant range of value was $9,987,500, or 998,750 shares at $10.00 per share, to $13,512,500, or 1,351,250 shares at $10.00 per share.

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections to a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

     The valuation will be updated as provided for in the OTS conversion regulations and guidelines. Any updates will consider, among other things, any developments or changes in the Association's financial performance and condition, management policies and current conditions in the equity markets for thrift shares. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

                              Respectfully submitted,

                              CAPITAL RESOURCES GROUP, INC.


                              /s/Michael B. Seiler
                              --------------------------------------------------
                              Michael B. Seiler


Enclosure

CAPITAL RESOURCES GROUP, INC.

                                                 TABLE OF CONTENTS
                                                                                                          PAGE
CHAPTER                                DESCRIPTION                                                       NUMBER
-------                                -----------                                                       ------
       I.                  DESCRIPTION OF FIRST KANSAS                                                     1.1
                           Overview of First Kansas Federal Savings Association                            1.1
                           Balance Sheet Trends                                                            1.3
                           Loan Portfolio                                                                  1.6
                               One-to-Four Family Residential Real Estate Lending                          1.7
                               Second Mortgage/Home Improvement Loans                                      1.8
                               Residential Construction and Land Loans                                     1.8
                               Multifamily and Commercial Real Estate Loans                                1.9
                               Consumer Loans                                                             1.10
                               Commercial Business Loans                                                  1.10
                           Asset Quality                                                                  1.10
                           Investment Securities and Cash Equivalents                                     1.12
                           Mortgage-Backed Securities                                                     1.12
                           Deposits                                                                       1.14
                           Asset/Liability Management                                                     1.15
                           Income and Expense Trends                                                      1.16
                           Properties                                                                     1.19
                           Service Corporation                                                            1.20
                           Personnel and Miscellaneous                                                    1.20

      II.                  MARKET AREA ANALYSIS                                                            2.1

     III.                  COMPARISONS WITH PUBLICLY-HELD THRIFTS                                          3.1
                           Chapter Overview                                                                3.1
                           Introduction                                                                    3.2
                           Selection Criteria                                                              3.2
                           Selection Procedure                                                             3.6
                           Review of Comparative Group Thrifts                                             3.6
                           Financial Comparisons                                                          3.10

      IV.                  MARKET VALUE DETERMINATION                                                      4.1
                           Introduction                                                                    4.1
                           Quality and Predictability of Earnings/Earnings Growth Potential                4.1
                           Financial Strength                                                              4.4
                               Capital Levels                                                              4.4
                               Asset/Liability Position                                                    4.4
                               Asset Quality                                                               4.5
                           Market Area                                                                     4.6
                           Dividend Payments                                                               4.8
                           Management and Employee Staffing                                                4.9
                           Liquidity of the Issue                                                         4.10
                           Subscription/Community Interest and Historical Overview                        4.10
                           Stock Market Environment                                                       4.13
                           Valuation Approach                                                             4.17
                           Valuation Conclusion                                                           4.20


CAPITAL RESOURCES GROUP, INC.

                                                  LIST OF TABLES

       TABLE                                                                                              PAGE
      NUMBER                           DESCRIPTION                                                       NUMBER
      ------                           -----------                                                       ------
                           Chapter I
      1.1                  Selected Balance Sheet Items                                                    1.4
      1.2                  Non-Performing Assets                                                          1.11
      1.3                  Investment and Mortgage-Backed Securities Portfolio                            1.14
      1.4                  Income and Expense Trends                                                      1.17


                           Chapter III
      3.1                  Comparative Group Selection Criteria                                            3.5
      3.2                  Earning Asset Composition                                                       3.7
      3.3                  Key Financial Indicators                                                       3.12


                           Chapter IV
      4.1                  Thrift Stock Index                                                             4.14
      4.2                  Comparative Pricing Analysis                                                   4.20
      4.3                  Recent Standard Conversions                                                    4.21
      4.4                  Pro Forma Comparison                                                           4.23


                                       1.1

CAPITAL RESOURCES GROUP, INC.


       I.   DESCRIPTION OF FIRST KANSAS FEDERAL SAVINGS ASSOCIATION


Overview of First Kansas Federal Savings Association
----------------------------------------------------

       First Kansas Federal Savings Association ("First Kansas" or the "Association") is a federally chartered savings and loan association headquartered in Osawatomie, Kansas. The Association was originally established in 1899 as a Kansas mutual savings and loan association. The Association has operated under a federal charter since 1938. First Kansas is a member of the Federal Home Loan Bank ("FHLB") System and its deposits are insured up to the applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1997, the Association had total assets of $95.7 million, deposits of $85.9 million and total equity, as calculated under generally accepted accounting principles ("GAAP"), of $6.6 million or 6.9 percent of total assets.

       In 1964, the Association opened its first branch in Paola, Kansas and opened a second branch in 1974 in Louisburg, Kansas. These two branches, like the Association's main office, are located in Miami County. In 1981, the Association opened a branch at Fort Scott, Kansas in Bourbon County attempting to diversify geographically. This office proved very successful in generating deposits and by 1982 the Association's asset size stood at $54 million.

       In November of 1982, the Association continued its expansion plans by acquiring the liabilities of North Kansas Savings Association, an insolvent institution which was in receivership with the FSLIC. With this acquisition, the Association added offices in Beloit, Kansas and Phillipsburg, Kansas in the counties of Mitchell and Phillips, respectively. The Association also changed its name from First Federal Savings and Loan Association of Osawatomie to First Kansas Federal Savings Association at that time and its asset size grew to $85 million.

                                       1.2

       Two of the counties, where four of the Association's six offices are located, are situated in east central Kansas, south of Kansas City. The Association's two other offices, in Beloit and Phillipsburg, are situated in north central Kansas and are between 250 and 300 miles away from the main office. While all the economies in First Kansas' market areas are largely driven by agriculture, the east central locations are becoming more and more influenced by the urban sprawl to the north. The two north central offices are located in more rural areas which have experienced population declines and very limited economic growth over the last decade.

       Like many other thrift institutions, First Kansas has experienced interest rate spread erosion during the two last years. Narrower interest rate spreads are at least partially due to the intense rate competition in the Kansas City area, including Miami County, which is reflected by high deposit rates and low lending rates. Management believes that this rate competition will continue to limit interest rate spread growth potential.

       First Kansas is committed to meeting the residential mortgage and deposit needs of its customers in the Association's local market areas, emphasizing the origination of conventional mortgage loans for the purpose of purchasing or refinancing owner-occupied, one-to-four family residential properties. In recent years the Association has become more active in the origination of automobile, deposit account and home improvement loans as well as other types of consumer loans. To a lesser extent, First Kansas originates multi-family and commercial real estate mortgage loans in its local market areas. At December 31, 1997, First Kansas net loans receivable totaled $46.6 million (48.7 percent of total assets), of which 42.9 million or 91.6 percent consisted of permanent one-to-four family residential mortgage loans. Consumer loans, the second largest loan-category, amounted to $1.7 million or 3.7 percent of gross loans. The Association has augmented its loan portfolio investments with interest earning deposits and purchases of U.S. Government and agency

                                       1.3

securities, collateralized mortgage obligations ("CMOs") and mortgage-backed securities. At December 31, 1997 interest earning deposits totaled $3.4 million (3.6 percent of assets), investment securities totaled $3.9 million (4.0 percent of assets), collateralized mortgage obligations "CMOs" totaled $31.7 million (33.1 percent of assets) and mortgage-backed securities totaled $6.1 million (6.4 percent of total assets).

Balance Sheet Trends
--------------------

       As shown in Table 1.1, First Kansas' total assets have increased overall from $93.2 million at December 31, 1993 to $95.7 million at December 31, 1997, although growth has been erratic. The Association's asset base actually increased to $101.2 million at December 31, 1996, before declining in fiscal 1997. First Kansas' level of net loans receivable increased from $34.4 million (36.9 percent of assets) at December 31, 1993 to $46.6 million (48.7 percent of assets) at December 31, 1997. One-to-four family mortgage loans represent the greatest proportion of First Kansas' loans (91.6 percent of total loans at December 31, 1997). The majority of the Association's loans ($33.3 million or
70.9 percent of total loans) carry adjustable rates of interest. The Association's level of investment securities (including FHLB stock) declined over the past five fiscal years, from $6.1 million (6.6 percent of assets) at December 31, 1993 to $4.5 million at December 31, 1997 (4.7 percent of assets) while cash and cash equivalents increased from $1.0 million (1.1 percent of assets) to $4.6 million (4.8 percent of assets) over the same time period. Overall, the Association's level of cash, cash equivalents and investment securities increased by $2.0 million between December 31, 1993 and December 31, 1997. At December 31, 1997, First Kansas' investment securities portfolio consisted of U.S. Government and agency obligations and FHLB stock.

                                       1.4

                                    Table 1.1


                                    Table 1.1
                          First Kansas Federal Savings
                          Selected Balance Sheet Items
                             (Dollars in Thousands)

                                       ---------------------------------------------------------------------------------------------
                                                                           At December 31,
                                       ---------------------------------------------------------------------------------------------
                                          1993  % Assets     1994  % Assets     1995  % Assets     1996  % Assets     1997  % Assets
                                       =============================================================================================

Total Assets                           $ 93,192  100.00%  $ 90,325  100.00%  $ 91,192  100.00%  $101,245  100.00%  $ 95,655  100.00%
Cash and Cash Equivalents (1)             1,037    1.11%     2,395    2.65%     2,305    2.53%     4,222    4.17%     4,600    4.81%
Investment Securities                     5,548    5.95%     5,409    5.99%     4,341    4.76%     2,800    2.77%     3,852    4.03%
FHLB Stock                                  568    0.61%       568    0.63%       577    0.63%       615    0.61%       661    0.69%
MBS, Held to Maturity                    49,775   53.41%    47,436   52.52%    26,059   28.58%    24,861   24.56%    20,937   21.89%
MBS, Available for Sale                       0    0.00%     2,748    3.04%    25,315   27.76%    23,723   23.43%    16,833   17.60%
Loans Receivable, net (2)                33,651   36.11%    29,705   32.89%    30,755   33.73%    42,827   42.30%    46,563   48.68%
Loans Held for Sale                         699    0.75%        90    0.10%        76    0.08%         0    0.00%         0    0.00%
Real Estate Held for Development (3)          0    0.00%         0    0.00%         0    0.00%       554    0.55%       355    0.37%
Premium on Deposits Assumed                 543    0.58%       482    0.53%       421    0.46%       361    0.36%       300    0.31%

Deposits                                 87,389   93.77%    84,098   93.11%    82,489   90.46%    83,723   82.69%    85,651   89.54%
Borrowings                                    0    0.00%         0    0.00%     1,900    2.08%    11,350   11.21%     2,550    2.67%
Total Equity                              5,155    5.53%     5,655    6.26%     5,952    6.53%     5,795    5.72%     6,610    6.91%
                                        --------------------------------------------------------------------------------------------

(1) Includes cash, deposits in other financial institutions, and overnight FHLB deposits.
(2) Loans receivable, net is comprised of total loans less allowances for loan losses, deferred loan fees and the undisbursed portion of loans in process.
(3) The Association's subsidiary acquired a parcel of land 1995 in Paola, Kansas for the purpose of development and sale. A portion of the parcel of land will be used for an additional branch office.





Source: First Kansas Federal Savings's audited financial statements and internal reports.

                                       1.5

       The  increase  in  loans  and  cash,  cash   equivalents  and  investment
securities over the past five years was partially offset by an decrease in the Association's level of investment in mortgage-backed securities (including
CMOs). Between December 1993 and December 1997, First Kansas' portfolio of mortgage-backed securities decreased from $49.8 million (53.4 percent of assets) to $37.8 million (39.5 percent of assets), including $31.7 million of CMOs. The Association's portfolio of mortgage-backed securities and CMOs consists primarily of early and PAC tranche securities with average expected lives of three to five years and adjustable rate mortgage pools. All of the Association's pass-through certificates were insured or guaranteed by FHLMC, FNMA and GNMA, while the CMOs were also insured or guaranteed by those agencies or rated triple A if the CMOs were private label securities. At December 31, 1997, the Association classified $20.9 million mortgage-backed securities and CMOs as held to maturity and $16.8 million as available for sale.

       The increase in First Kansas' asset base over the past five fiscal years reflected the utilization of FHLB borrowings and a growth in retained earnings. Total deposits decreased from $87.4 million (93.8 percent of assets) at December 31, 1993 to $85.7 million (89.5 percent of assets) at December 31, 1997. First Kansas had outstanding balances of FHLB borrowings of $1.9 million, $11.4 million and $2.6 million at December 31, 1995, 1996 and 1997, respectively. Reflecting a positive earnings stream between fiscal 1993 and 1997, First Kansas' retained earnings or equity position has increased from $5.2 million or
5.5 percent of assets at December 31, 1993, to $6.6 million or 6.9 percent of assets at December 31, 1997. First Kansas held capital in excess of all regulatory capital requirements at December 31, 1997.

       The Association's intangible asset account relating to premium on deposits assumed decreased from $543,000 at December 31, 1993 to $300,000 at December 31, 1997. In accordance with the FSLIC Transfer Agreement dated November 19, 1982, the Association assumed certain deposits of the former North Kansas Savings Association, paying a premium on deposits assumed of

                                       1.6

$1,211,863. The Association is amortizing the premium over twenty years on the straight-line method.

       In 1995, the Association's service corporation, First Enterprises, Inc., acquired an eight acre parcel of land in Paola, Kansas for the purpose of development and sale of seven commercial building lots, with one of the lots being developed into a new branch office for First Kansas. The balance of real estate held for development totaled $554,000 and $355,000 at December 31, 1996 and 1997, respectively. The Association is hopeful of selling all remaining lots within the next two years.

Loan Portfolio
--------------

       The principal lending activity of First Kansas is the origination and purchase of one-to-four family residential mortgage loans secured by first liens on properties located within the Association's primary market areas. At December 31, 1997, the Association's net loan portfolio totaled $46.6 million, representing 48.7 percent of the Association's total assets. The Association primarily originates fixed and adjustable rate one-to-four family loans with terms to maturity of up to 30 years. In addition to one-to-four family mortgage loans, the Association originates second mortgage/home improvement loans also secured by residential real estate, multi-family/commercial real estate loans, land and construction loans, and various types of consumer loans. At December 31, 1997, the majority of the Association's gross loan portfolio was comprised of adjustable rate loans.

       Total loan originations in the fiscal years ended December 31, 1997 and 1996 were $12.4 million and $12.3 million, respectively, while total loan purchases (all one-to-four family residential loans) were $2.9 million and $11.7 million in the same years. Originations of permanent and construction one-to-four family residential mortgages represented approximately 81 percent and 86 percent in fiscal 1997 and 1996, respectively. The Association sold $3.4 million and $5.6 million

                                       1.7

loans in fiscal 1997 and 1996, respectively. The Association currently sells all FHA and VA residential mortgage loans and most longer term residential mortgage loans into the secondary market and does not retain servicing rights to those loans sold. At December 31, 1997, the Association's portfolio of loans serviced for others totaled $1.4 million.

       At December 31, 1997, the Association's loans-to-one borrower limit was approximately $900,000. At the same date, the largest aggregate loan relationship with one borrower was $1.0 million. This amount is made up of three loans, each of which was in existence before the loan to one borrower limits were imposed in 1989. None of these loans were past due 90 days or more on December 31, 1997 or otherwise classified as non-performing.

       One-to-Four Family Residential Real Estate Lending

       The Association's primary lending focus is the origination and purchase of loans secured by mortgages on one-to-four family residences. At December 31, 1997, $42.9 million or 91.6 percent of the Association's gross loan portfolio consisted of permanent mortgage loans secured by owner-occupied one-to-four family residences. Substantially all of the residential mortgage loans
originated   by  First  Kansas  are  secured  by   properties   located  in  the
Association's  primary  lending  areas.  From  time  to  time,  the  Association purchases or sells one-to-four family residential mortgage loans. These purchases are generally from mortgage bankers in the Kansas City area.

       The Association currently offers conventional fixed-rate loans, generally with terms of 15 or 30 years, and adjustable rate mortgage ("ARM") loans which are priced based on an index plus a stated margin. The volume of fixed-rate versus ARM loans originated by the Association depends principally upon current customer preference, which is generally driven by general economic and interest rate conditions and the pricing offered by the Association's competitors. At December 31, 1997, the majority of the Association's residential one-to-four family first mortgage portfolio were ARMs. ARM loans originated typically reprice annually, after the initial adjustment period of one

                                       1.8

year, three years or five years, with most having terms to maturity of 30 years. These loans generally have a maximum interest rate adjustment of 1 percent per year, with a lifetime maximum interest rate adjustment, measured from the initial interest rate, of 5 percent.

       First Kansas underwrites its one-to-four family residential first mortgage loans to conform to the standards that are used in the mortgage industry allowing the loans to be readily sold in the secondary market. First Kansas holds in its portfolio all adjustable rate one-to-four family residential first mortgage loans it originates. In addition to verifying income and assets of borrowers, the Association obtains independent appraisals on residential first mortgage loans with loan balances above a certain level and title insurance is required at closing. Private mortgage insurance is generally required on all loans with a loan to value ratio in excess of 80 percent.

       Second Mortgage/Home Improvement Loans

       First Kansas originates second mortgage loans for terms of up to 15 years in amounts which, when added to any first lien on the property, does not exceed $400,000. The Association also offers home improvement loans in amounts up to $15,000 for terms up to 15 years, secured by a second lien on the residence.

       Residential Construction and Land Loans

       The   Association   offers   residential   single   family   construction
loans/permanent loans to persons who intend to occupy the property upon completion of construction. Upon completion of construction, these loans are automatically converted into permanent residential mortgage loans and classified as such. The proceeds of the construction loan are advanced in stages on a percentage of completion basis as construction progresses. The loans generally provide for a construction period of not more than six months during which the borrower pays interest only. In recognition of the risks involved in such loans, the Association carefully monitors construction through regular inspections

                                       1.9

and the borrower must qualify for the permanent mortgage loan before the construction loan is made. The Association's construction loans are underwritten using the same criteria in the underwriting of one-to-four family mortgage loans. At December 31, 1997, the Association had construction loans with an outstanding principal balance of $126,000, or 0.3 percent of its gross loan portfolio.

       The Association also originates land loans which are secured by raw land in its market area, to be used for agriculture or residential construction. At December 31, 1997, land loans totaled $141,000 or 0.3 percent of the gross loan portfolio.

       Multifamily and Commercial Real Estate Loans

       At December 31, 1997, the Association's multifamily and commercial real estate loans totaled $1.6 million, which represented 3.3 percent of the Association's gross loan portfolio. The Association's multifamily loans are secured by multiple six-plex and four-plex units and its commercial real estate loans are secured by office buildings, churches and other types of commercial property.

       The Association makes multifamily and commercial mortgage loans with loan to value ratios up to 80 percent with terms of up to 30 years. With respect to loans due after December 31, 1998, all of the Association's multifamily mortgage loans and $390,000 of its commercial real estate loans had adjustable interest rates and $144,000 of its commercial real estate loans had fixed interest rates. The Association analyzes the qualifications and financial condition of the borrower, including credit history, profitability and expertise, as well as the value and condition of the underlying property. The factors considered by the Association include the net operating income of the mortgaged premises before debt service and depreciation; the debt coverage ratio (the ratio of net earnings to debt service); and the ratio of loan amount to appraised value. The Association generally requires a debt service coverage ratio of a minimum of 120 percent and the personal guarantee of the borrower. The Association also requires an appraisal on the property conducted by an independent appraiser and

                                      1.10

title insurance. The Association's underwriting policies require that the borrower be able to demonstrate management skills and the ability to maintain the property from current rental income.

       Consumer Loans

       The Association offers consumer loans in order to provide a wider range of financial services to its customers. The Association originates loans on deposits accounts, automobile loans, secured or unsecured personal loans, and personal term loans. Consumer totaled $1.7 million, or 3.6 percent of total loans, at December 31, 1997. Direct automobile loans constitute the largest portion of the consumer loan portfolio (approximately 56 percent). The Association's consumer loans generally have an average term of not more than five years and have interest rates higher than mortgage loans. These loans are generally underwritten based upon the borrower's ability to repay and the value of the collateral for the loan. Collateral value, except for loans secured by Association deposits or marketable securities, is a secondary consideration because personal property collateral generally rapidly depreciates in value, is difficult to repossess, and rarely generates close to full value at a forced sale.

       Commercial Business Loans

     The Association's commercial business loan portfolio is comprised of loans to several local businesses, and at December 31, 1997 totaled $513,000 or 1.1 percent of the total loan portfolio.

Asset Quality
-------------

       Reflecting First Kansas' emphasis on one-to-four family residential lending, the Association has maintained low levels of non-performing assets in recent years. Non-performing assets totaled $79,000 or 0.08 percent of assets at December 31, 1997 and $17,000 or 0.02 percent of assets at December 31, 1996. At December 31, 1997, the Association's non-performing assets consisted of

                                      1.11

$75,000 of non-accruing one-to-four family mortgage loans and $4,000 of non-accruing consumer loans.


                                    Table 1.2
                    First Kansas Federal Savings Association
                               Non-Performing Assets

                                                      At December 31,
                                                  ----------------------
                                                        1996   1997
                                                        ----   ----
                                                  (dollars in thousands)

Non-accruing loans:
  Residential 1-4 family real estate .................   $ 6    $75
  Consumer loans: ....................................    11      4
                                                         ---    ---
     Total non-accrual loans .........................    17     79
                                                         ===    ===

Accruing loans past due 90 days or more:
  Residential 1-4 family: ............................    --     --
  Consumer ...........................................    --     --
                                                         ---    ---

     Total loans past due 90 days
     or more and still accruing ......................    --     --
                                                         ---    ---

     Total non-performing loans ......................    17     79

Real estate owned ....................................    --     --
Other non-performing assets ..........................    --     --
                                                         ---    ---
Total non-performing assets ..........................    17     79
                                                         ===    ===

Non-performing loans
     as a percent of total loans .....................  0.04%  0.17%

Non-performing assets
  as a percentage of total assets.....................  0.02%  0.08%

      Source:  First Kansas' Offering Prospectus


       At December 31, 1997, the Association had $134,000 of classified assets with $123,000 classified as "Substandard", $6,000 classified as "Doubtful asset", $5,000 classified as "Loss asset" and no loans categorized by management as "Special Mention". As of such date, First Kansas' allowances for loan losses equaled $179,000 or 0.38 percent of total loans receivable.

                                      1.12

Investment Securities and Cash Equivalents
------------------------------------------

       First Kansas' investment securities portfolio (including FHLB stock)and cash equivalents totaled $8.5 million or 8.3 percent of total assets at December 31, 1997. At December 31, 1997, the Association's securities portfolios consisted of $3.9 million of U.S. agency securities, $3.9 million of interest bearing deposits in other financial institutions and $661,000 of FHLB stock. All of the Association's investment securities were classified as held to maturity at December 31, 1997. Approximately $800,000 of the Association's U.S. agency securities portfolio had maturities of less than one year, $2.0 million had maturities of between one and five years and $1.1 million had maturities of more than ten years. At December 31, 1997, the Association did not own any securities of a single issuer which exceeded 10 percent of the Association's retained income, excluding those issued by the U.S. Government or its agencies.

Mortgage-Backed Securities
--------------------------

       In order to supplement loan production and achieve its asset/liability management goals, the Association invests in mortgage-backed securities. At December 31, 1997, the Association's mortgage-backed securities portfolio including CMOs totaled $37.8 million or 39.5 percent of assets, $20.9 million of which was classified as held to maturity and $16.8 million was classified as available for sale. At December 31, 1997, all of the Association's pass-through certificates were issued or guaranteed by FNMA, FHLMC or GNMA. With respect to the remaining mortgage-backed securities, approximately $31.7 million or 83.9 percent of the Association's portfolio consists of collateralized mortgage obligation ("CMOs").

       CMOs have been developed in response to investor concerns regarding the uncertainty of cash flows associated with the prepayment option of the underlying mortgagor. A CMO can be collateralized directly by mortgages, but more often is collateralized mortgage-backed securities

                                      1.13

issued or guaranteed by the GNMA, FNMA or the FHLMC and held in trust for CMO investors. In contrast to mortgage-backed securities in which the cash flow is received pro rata by all security holders, the cash flow from the mortgage loans underlying a CMO is segmented and paid in accordance with the predetermined priority to investors holding various CMO tranches. Different classes of bonds are created, each with its own stated maturity, estimated average life, coupon rate, and prepayment characteristics. Notwithstanding the importance of the CMO structure to an evaluation of timing and amount of cash flow, it is essential to understand the coupon rates on the mortgages underlying the CMO to assess the prepayment sensitivity of the CMO tranches. Most of the CMOs owned by First Kansas are government agency guaranteed. A few of the CMOs consist of small private issues collateralized by mortgage loans and include extra credit enhancements sufficient to earn the highest credit ratings from independent rating agencies. At December 31, 1997, the Association's CMO portfolio classified as "available-for-sale" had a carrying value of $13.9 million, and the Association's CMO portfolio classified as "held-to-maturity" had a carrying value of $17.7 million.

       A break down of First Kansas' investment and mortgage-backed securities portfolios (including interest bearing deposits) is shown in Table 1.3.

                                      1.14

                                    Table 1.3
                    First Kansas Federal Savings Association
               Investment and Mortgage-Backed Securities Portfolio
                                December 31, 1997

                                                                                   At December 31,
                                                                        -----------------------------------
                                                                            1997                 1996
                                                                        -----------            --------
                                                                                   (In thousands)

Investments:
       U.S. agency securities......................................        $ 3,852              $ 2,800
       Mortgage-backed securities held-to-maturity.................         20,937               24,861
       Mortgage-backed securities available-for-sale...............         16,833               23,723
       Interest-bearing deposits...................................          3,949                3,811
FHLB stock      ...................................................            661                  615
                                                                            ------               ------
       Total investments...........................................        $46,232              $55,810
                                                                           -------              -------


Source:    First Kansas' Offering Prospectus and audited financial statements.

Deposits
--------

       Consumer and commercial deposits are attracted principally from within our primary market area through the offering of a selection of deposit instruments including checking accounts, regular savings account, money market accounts, and term certificate accounts. IRA accounts are also offered. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate.

       The interest rates paid on deposits are set weekly at the direction of senior management. Interest rates are determined based on our liquidity requirements, interest rates paid by the Association's competitors, and growth goals and applicable regulatory restrictions and requirements.

       Regular savings, money market demand and NOW accounts constituted $29.4 million, or 34.3 percent, or the deposit portfolio at December 31, 1997. Certificates of deposit constituted $56.3 million or 65.7 percent of the deposit portfolio of which $3.1 million or 3.6 percent of the deposit

                                      1.15


portfolio were certificates of deposit with balances of $100,000 or more. Such deposits are offered at negotiated rates. As of December 31, 1997, First Kansas had no brokered deposits.

Asset/Liability  Management
---------------------------

     Since the advent of deregulation and the adjustable rate mortgage, First Kansas had acknowledged the importance of restructuring its loan portfolio in an effort to reduce interest rate risk. Through a combination of fixed rate loan originations and a concentrated effort to generate adjustable mortgage loans, the Association now feels very comfortable about the mix of assets which allows it to balance its interest rate risk profile with its projected profitability.

     It is recognized by management that the Association cannot be perfectly insulated from interest rate fluctuations if it is to maintain a profitable and quality loan portfolio, so it has structured a program of lending that it deems most appropriate for the long term viability of the Association. Where the Association once avoided fixed rate loans for its portfolio, it now is in a position to retain more fixed rate loans because of its more favorable risk-based capital position.

     In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the
Association has instituted certain other asset and liability management measures, including the following measures:

       o   Purchase  a  significant   amount  of  mortgage  backed  and  related
           securities with adjustable rates or estimated lives of five to ten years or less.

       o Sell into the secondary market approximately 50 percent of fixed rate one-to-four family residential mortgage loan originations and hold in portfolio all adjustable rate mortgage loan originations.

       o Maintain moderate levels of interest bearing deposits and U.S. Government securities with short to intermediate maturities.

       o Maintain a high proportion of lower-costing, non-CD accounts in the deposit portfolio. At December 31, 1997, such deposits totaled $29.4 million or 34.3 percent of total deposits.

                                      1.16


Income and Expense Trends
-------------------------

       As shown in Table 1.4, the Association's net income level decreased from $878,000 or a 94 basis point return on average assets ("ROA") to $171,000 or an ROA of 18 basis points between the fiscal year ended December 31, 1993 and 1996. In the 1997 fiscal year, the Association's net income increased to $672,000 or an ROA of 68 basis points primarily due to a wider net interest margin, an increase in non-interest income, a decrease in non-interest operating expenses, and a decrease in SAIF premiums. In fiscal 1996, the Association's net income was significantly reduced due to the special SAIF assessment of $545,000 or 57 basis points.

       Between the fiscal years ended December 31, 1993 and 1996, First Kansas' net interest income decreased from 3.12 percent to 2.63 percent of average assets. During this period, the Association's decreasing net interest margin level reflected a modest increase in interest income that was more than offset by a larger increase in interest expense. First Kansas' net interest income increased to 2.70 percent of average assets in fiscal 1997 due primarily to an increase in interest income that was partially offset by a smaller increase in interest expense. Between fiscal 1993 and 1994, the Association's interest income decreased from 7.02 percent of average assets to 6.41 percent before increasing to 7.00 percent in fiscal 1997. First Kansas' interest expense decreased from 3.90 percent of average assets to 3.56 percent between fiscal 1993 and 1994 before increasing to 4.31 percent in fiscal 1997. The Association's decreasing net interest margin through fiscal 1996 reflected narrowing net interest rate spreads, which moderately increased in fiscal 1997. The generally increasing rate environment during 1997 increased the Association's average cost of funds from 4.56 percent for fiscal 1996 to 4.63 percent for fiscal 1997. During the same time period, the Association's yield on earning assets increased from 7.00 percent to 7.15 percent, resulting in an

                                      1.17

                                    Table 1.4
                          First Kansas Federal Savings
                            Income and Expense Trends
                             (Dollars in Thousands)

                                        --------------------------------------------------------------------------------------------
                                                                  For the Fiscal Year Ended December 31,
                                        --------------------------------------------------------------------------------------------
                                                1993              1994            1995               1996              1997
                                           ($000)    (%)    ($000)    (%)    ($000)   (%)      ($000)    (%)    ($000)     (%)
                                         -------------------------------------------------------------------------------------------
Average Assets (1)                        93,192           91,759           90,759            96,219           98,450

Interest Income                            6,541    7.02%   5,886    6.41%   6,106    6.73%    6,544    6.80%   6,895     7.00%
Interest Expense                          (3,629)   3.90%  (3,267)   3.56%  (3,668)   4.04%   (4,016)   4.17%  (4,239)    4.30%
                                          ------    ----   ------    ----   ------    ----    ------    ----   ------     ----
  Net Interest Income                      2,912    3.12%   2,619    2.85%   2,438    2.69%    2,528    2.63%   2,656     2.70%
Loan Loss Provision                           23    0.02%       2    0.00%       1    0.00%        0    0.00%      35     0.04%
                                              --    ----        -    ----        -    ----         -    ----       --     ----
  Net Interest Inc. after Prov             2,889    3.10%   2,617    2.85%   2,437    2.69%    2,528    2.63%   2,621     2.66%

Gain on Sale of Loans                        263    0.28%     186    0.20%      91    0.10%      133    0.14%      67     0.07%
Gain (Loss) on Sale of Securities             82    0.09%       2    0.00%       0    0.00%       (4)   0.00%      55     0.06%
Gain on Sale of Real Estate
  Held for Development                         0    0.00%       0    0.00%       0    0.00%        0    0.00%      35     0.04%
Loan Fees and Service Charges                154    0.17%     160    0.17%     305    0.34%      489    0.51%     587     0.60%
Other Non-Interest Income                     43    0.05%      39    0.04%      66    0.07%       92    0.10%     107     0.11%
                                              --    ----       --    ----       --    ----        --    ----      ---     ----
  Total Non-Interest Income                  542    0.58%     387    0.42%     462    0.51%      710    0.74%     851     0.86%

Special SAIF Assessment                        0    0.00%       0    0.00%       0    0.00%      545    0.57%       0     0.00%
Other Non-interest Operating Expenses      2,023    2.17%   2,084    2.27%   2,294    2.53%    2,407    2.50%   2,351     2.39%
                                           -----    ----    -----    ----    -----    ----     -----    ----    -----     ----
  Total Non-Interest Operating Expenses    2,023    2.17%   2,084    2.27%   2,294    2.53%    2,952    3.07%   2,351     2.39%
                                           -----    ----    -----    ----    -----    ----     -----    ----    -----     ----
  Income before Income Taxes               1,408    1.51%     920    1.00%     605    0.67%      286    0.30%   1,121     1.14%
Provision for Income Taxes                   530    0.57%     346    0.37%     242    0.27%      115    0.12%     449     0.46%
                                             ---    ----      ---    ----      ---    ----       ---    ----      ---     ----
  Net Income                                 878    0.94%     574    0.63%     363    0.40%      171    0.18%     672     0.68%
                                          ------------------------------------------------------------------------------------------


(1) Ending assets at December 31, 1993.





Source: First Kansas Federal Savings's audited financial statements and internal reports.

                                      1.18

overall increase in the yield/cost spread to 2.52 percent for fiscal 1997 versus
2.44 percent for fiscal 1996.

       First Kansas' earnings have not been materially impacted by loan loss provisions over the past five fiscal years due to the Association's high asset quality and low charge-off experience. First Kansas' loan loss provisions have fluctuated between 0 and 4 basis points between fiscal 1993 and 1997. For the fiscal year ended December 31, 1997, the Association recorded a loan loss provision of $35,000 or 4 basis points while the Association did not record any loan loss provisions in fiscal 1996. The increase in provisions reflects the increase in the size of the loan portfolio during the last three years. The Association's non-performing assets at December 31, 1997 consisted of one-to-four family residential mortgage loans ($75,000) and consumer loans ($4,000) which were accounted for on a non-accrual basis.

       First Kansas has generated increasing levels of non-interest operating income in recent years. Non-interest income, exclusive of gains on sale of loans and securities, increased from $197,000 or 21 basis points in fiscal 1993 to $729,000 or 74 basis points in fiscal 1997. Such income is comprised of loan and deposit fees and service charges, insurance commissions and other miscellaneous income. The growth in deposit fees largely reflects the Association's heavy promotion of checking accounts during the last three years.

       First Kansas' earnings stream between fiscal 1993 and 1997 was positively impacted by gains on the sale of loans and securities. Such gains ranged from $91,000 (10 basis points) in fiscal 1995 to $345,000 (37 basis points) in fiscal 1993. For the fiscal year ended December 31, 1997, the Association recorded gains on the sale of loans and securities of $122,000 or 13 basis points. The majority of gains recorded in the past five fiscal years were gains on the sale of loans relating to the Association's mortgage banking operation which was temporarily halted at the end of 1997.

                                      1.19

       First Kansas' operating expense ratio increased from 2.17 percent of average assets for fiscal 1993 to 3.07 percent in fiscal 1996 before decreasing to 2.39 percent in fiscal 1997. Operating expenses in fiscal 1996, which totaled $3.0 million or 3.07 percent of average assets, included a special SAIF assessment of $545,000 or 57 basis points. Reflecting the implementation and growth of its checking account program, First Kansas' expense ratio is slightly higher relative to peer group levels. However, the Association has implemented an austere approach to expense containment which it believes has resulted in very efficient use of existing personnel.

Properties
----------

       The following table sets forth information relating to each of the Association's offices. The net book value of the Association's premises at December 31, 1997 was $476,000.

                                                  Leased/                   Year
         Location                                  Owned                 Acquired           Net Book Value
         --------                                  -----                 --------           --------------
Main office:
   600 Main Street
   Osawatomie, Kansas 66064                        Owned                   1974                   $ 198,000

Branch Offices:
   125 North Mill Street
   Beloit, Kansas 67420                           Leased                   1984                       2,200

   2205 South Main Street
   Fort Scott, Kansas 66701                        Owned                   1981                     161,000

   100 West Amity Street
   Louisburg, Kansas 66053                         Owned                   1974                      55,000

   29 West Wea Street
   Paola, Kansas 66071                             Owned                   1964                      60,000

   762 4th Street
   Phillipsburg, Kansas 67661                     Leased                   1984                        ----


                                      1.20

   The Association is in the process of building a new office in Paola, Kansas. It is to be located at 1310 Baptiste Drive, Paola, Kansas 66071. This office, which is expected to be completed in June 1998, will, including the land, cost approximately $1.1 million. At December 31, 1997, capitalized construction and land costs totaled $355,000. After the Association takes occupation of the new facility, the existing Paola office will be sold.

Service Corporation
-------------------

   The Association had one wholly-owned service corporation at December 31, 1997, First Enterprises, Inc. (FEI). In recent years, it has been primarily utilized as an agency for the sale of credit life insurance, mortgage life insurance and certain fixed and variable rate annuities. However, in August of 1995, the board of directors of First Kansas agreed to purchase and develop through FEI an 8.3 acres tract of land in Paola as seven commercial sites to be known as Baptiste Commons, one of which would be a proposed site for a new office building replacing the Association's existing Paola facility. The Association's investment in this real estate development project will continue to decline as all of the remaining lots are eventually sold. At December 31, 1997, the total investment in real estate held was $355,000.

Personnel and Miscellaneous
---------------------------

       At December 31, 1997, the Association had 31 full-time employees and 7 part-time employee.

       From time to time, the Association is involved as plaintiff or defendant in various legal proceedings arising in the normal course of its business. Currently, there were no legal proceedings to which First Kansas was a party which were expected by management to result in a material loss to the Association or have a material effect on its financial position.

CAPITAL RESOURCES GROUP, INC.


                             II. MARKET AREA REVIEW



         First Kansas conducts business from its main office in Osawatomie (population of approximately 5,000) and five branch offices in Paola (population of approximately 6,500), Louisburg (population of approximately 3,100), Fort Scott (population of approximately 8,100), Beloit (population of approximately 4,100), and Phillipsburg (population of approximately 2,600), Kansas. The Association's main office in Osawatomie and branch offices in Paola and Louisburg are located in Miami County (population of approximately 26,300) while the Fort Scott office is located in Bourbon County (population of approximately 15,200), the Beloit office is located in Mitchell County (population of approximately 7,100), and the Phillipsburg office is located in Phillips County (population of approximately 6,100).

         Osawatomie is located approximately 50 miles south of downtown Kansas City. Four of the Association's offices (Osawatomie, Paola, Louisburg and Fort Scott) are located in east central Kansas along the Missouri border and immediately south of the Kansas City metropolitan area, and two offices (Beloit and Phillipsburg) are located in north central Kansas. The Association considers Linn and Johnson Counties, Kansas to be part of its primary market area for attracting deposits and lending in addition to the counties in which the Association has office locations. Linn and Johnson Counties are contiguous to Miami and Bourbon Counties. Also, Miami and Johnson Counties are included in the Kansas City Metropolitan Statistical Area and as a result are experiencing more rapid growth than other surrounding counties. The majority of the First Kansas' lending activity occurs in Miami County where the Association has its main office and two branch offices.

                                       2.2

         The local markets that surround the Association's retail offices are characterized as mature areas of low unemployment with stable and healthy economies, however, with limited economic and demographic growth. The Association's Beloit and Phillipsburg offices located in north central Kansas, in particular, are supported by an older population base with limited borrowing needs. The economy surrounding First Kansas' office locations is rural and agricultural in nature, but Miami County is influenced by the Kansas City MSA. The Fort Scott, Beloit and Phillipsburg offices are located in the largest cities and county seats of their respective counties. Fort Scott is the largest local city and has a broader base of industry.

         The local communities in and around Osawatomie do not contain major employers. A significant percentage of the local area residents commute north to Kansas City to work. However, the existence of a very large base of employment opportunities in the Kansas City metropolitan area serves to maintain the economic stability of the Association's local market areas.

         Since the Association's customer base for loans and deposits are primarily drawn from Miami, Bourbon, Mitchell and Phillips Counties, the counties in which First Kansas' six offices are located, this section provides economic and demographic data on these four counties.

         The population of Miami County significantly increased between 1985 and 1997 while Bourbon, Mitchell and Phillips Counties' populations declined. In 1997, Miami County registered a 26,300 population count, which was a 19.5 percent increase from the population level in 1985. Over the same period of time, Bourbon, Mitchell and Phillips Counties experienced a 3.2 percent, 9.0 percent and 12.9 percent population decrease, respectively. At June 30, 1997, Bourbon, Mitchell and Phillips Counties' population count was 15,200, 7,100 and 6,100, respectively. Projections for the five year period between 1997 and 2002 indicate that Miami County's populations are expected

                                       2.3

to continue growing at a notable rate (8.5 percent) and Mitchell and Phillips Counties' population are expected to moderately decline while Bourbon Counties' population is expected to modestly increase.

         The per capita income level in Mitchell and Phillips Counties is significantly higher than in Miami and Bourbon Counties, and moderately lower than the state and national averages. Mitchell and Phillips Counties' per capita income was $20,007 and $20,021 in 1994, respectively, compared to $17,983 and $16,605 for Miami and Bourbon Counties, respectively, and $20,760 and $21,696 for the State of Kansas and the U.S., respectively. The increase in Mitchell and Phillips Counties' per capita incomes between 1985 and 1994 out paced the state and national increases while the increase in Miami and Bourbon Counties' per capita incomes trailed both averages over the same period.

         In 1994, industries which accounted for the largest percentage of earnings in Miami County were the government industry (30.1 percent) followed by the service industry (19.5 percent). Construction, manufacturing, and the wholesale and retail trade industries also accounted for a noteworthy percentage of earnings in Miami County. The industries which accounted for the largest percentage of earnings in Bourbon County were the manufacturing industry (24.7 percent) followed by the service industry (24.4 percent). Government and the wholesale and retail trade industries also accounted for a noteworthy percentage of earnings in Bourbon County. The industries which accounted for the largest percentage of earnings in Mitchell County were the government industry (20.5 percent) followed by the wholesale and retail trade industry (19.5 percent). Service, farming and manufacturing industries also accounted for a noteworthy percentage of earnings in Mitchell County. The industries which accounted for the largest percentage of earnings in Phillips County

                                       2.4

were the government industry (20.2 percent) followed by the manufacturing industry (16.4 percent). Service, transportation and public utilities, wholesale and retail trade, and the farming industries also accounted for a noteworthy percentage of earnings in Phillips County.

         Set forth below is a list of the five largest employers in Miami County (the Osawatomie, Paola and Louisburg area):

                                                                                            Number of
       Company                                      Product                                 Employees
       -------                                      -------                                 ---------
       Osawatomie State Hospital                 Mental Hospital                               534
       Unified School District #368              Public Schools                                440
       Taylor Forge                              Steel Fabrication                             250
       Unified School District #367              Public Schools                                175
       Miami County Government                   Local Government                              170

     Set forth below is a list of the five largest employers in Bourbon County (the Fort Scott area):

                                                                                            Number of
       Company                                      Product                                 Employees
       -------                                      -------                                 ---------
       Mercy Hospital                            Medical                                       450
       Ward/Kraft Inc.                           Printing forms & Labels                       340
       Peerless Products                         Aluminum Products Mfg.                        246
       Great West                                Managed Health Care                           214
       Key Industries                            Overalls & Work Clothes                       200

       Set forth below is a list of the five largest employers in Mitchell County (the Beloit area):

                                                                                            Number of
       Company                                      Product                                 Employees
       -------                                      -------                                 ---------
       Mitchell County Hospital                  Health Care                                   209
       Sunflower Manufacturing                   Farm Equipment                                175
       USD #273                                  Education                                     168
       Hilltop Lodge                             Health Care                                   150
       Kansas Youth Center                       Juvenile Detention Facility                    98

                                       2.5

       Set forth below is a list of the five largest employers in Phillips County (the Phillipsburg area):

                                                                                            Number of
       Company                                      Product                                 Employees
       -------                                      -------                                 ---------
       Tamko Asphalt Products                    Roofing                                       277
       USD #325                                  Education                                     265
       Phillips County Hospital                  Health Care                                   150
       Kyle Railroad                             Transportation                                120
       Phillips County Government                Local Government                              120


       The unemployment rates for Miami, Bourbon, Mitchell and Phillips Counties at December 1997 (most recent available data) were 5.2, 5.6, 2.2 and 2.5 percent, respectively. These figures compare the state and U.S. unemployment rates of 3.4 and 4.7 percent at December 1997, respectively.

       First Kansas competes with many large and small financial institutions for originating loans and attracting deposits in its market area. The Association's north central Kansas branches compete with small locally owned banks who are highly visible and active in there local communities. These banks have the ability to concentrate all their resources and advertising budgets directly in a small geographic area containing all their core customers. The Association's eastern Kansas branches, which are located near the Kansas City MSA, face substantial competition from mortgage bankers, securities firms, credit unions, and larger regional and multi-regional commercial banks and thrifts.

       There were nine other thrift, commercial bank and credit union offices in Miami County at June 30, 1997 and six, nine and seven in Bourbon, Mitchell and Phillips Counties, respectively. First Kansas is the only thrift institution in each of the four counties where it has office locations with the exception of Bourbon County (Fort Scott office) where a smaller thrift competes. In Miami County, First Kansas has held a notable but much smaller percentage of deposits than commercial banks. However, there is only one commercial bank that is larger than the Association. The Association's

                                       2.6

percentage of deposits in Miami County where three of its offices are located declined from 15.2 percent to 13.0 percent between June 30, 1993 and June 30, 1997. At June 30, 1997, First Kansas held 9.1 percent, 8.8 percent and 5.3 percent of total deposits in Bourbon, Mitchell and Phillips Counties, respectively. Although First Kansas holds a notable percentage of total deposits in each of the counties in which it has an office, the Association faces significant competition from financial institutions in the Kansas City MSA and the counties surrounding its market area in addition to the financial institutions within its market area. Technology has intensified competition in recent years. In the past, competition in the Association's market area had been less aggressive because people were not exposed to nor did they demand the more innovative and sophisticated products required to compete in the metropolitan areas. It is not unusual for as many as 10 or 15 different lenders to file mortgages in Miami County in any given week. This competition and the quality of the loans being produced keeps loan rates low compared to many areas of the United States. Also, deposit rate competition has been and will continue to be one of the highest in the United States.

       Additionally, management has found the average First Kansas deposit customer to be aging and diminishing as the small communities where the branches are located continue to shrink in population. In light of this knowledge, management has made a concerted effort to attract younger core customers who have a greater need for loan products and who will be able to maintain a longer term relationship with the Association. Management believes that the new branch office facility in Paola, due to open in June of 1998, will help greatly in attracting new customers and accommodating existing ones. The Association anticipates most of its growth to come from its three Miami County office locations.

CAPITAL RESOURCES GROUP, INC.


                   III. COMPARISONS WITH PUBLICLY-HELD THRIFTS


Chapter Overview
----------------

       An important aspect in our fair market valuation of First Kansas involves a financial comparison of the Association with a selected group of publicly-traded peer thrifts. Significant differences between First Kansas and a selected comparative group of ten thrift institutions (the selection process is detailed in the following sections) are summarized below:

     o First Kansas reported a lower net income level over the most recent twelve month period (ROA of 68 basis points) versus the comparative group (ROA of 93 basis points) and the all publicly traded SAIF-insured group (ROA of 94 basis points). First Kansas' lower earnings relative to the comparative group reflects a lower net interest margin and a higher non-interest operating expense level which were only partially offset by a lower level of loan loss provisions and a higher level of non-interest operating income.

     o For the most recent twelve month period, First Kansas' net interest margin was 2.70 percent of average assets versus 3.12 percent for the comparative group and 3.28 percent for the all publicly traded SAIF-insured group. The Association's lower net interest margin versus the comparative group reflects a substantially lower net earning asset position (4.59 percent of assets for the Association versus 15.20 percent of assets for the peer group) which was partially offset by a higher yield/cost spread (2.52 percent for the Association versus 2.38 percent for the peer group). The Association's net earning asset position on a post- conversion basis will be approximately equal to that of the peer group.

     o First Kansas' non-interest operating income of 74 basis points was significantly higher than that of the peer group (20 basis points) and the all publicly-traded SAIF-insured group (45 basis points). The Association's non-interest income consists of service charges on deposit accounts, loans fees, insurance commissions, gain of sale of real estate and other miscellaneous income.

     o The Association recorded a significantly higher level of overhead expenses compared to the peer group which is partially due to First Kansas' relatively large and sprawling branch office network. For the most recent twelve months, the Association's non-interest expenses to average assets was 2.39 percent compared to 1.77 percent for the peer group and 2.23 percent for the all publicly traded group.

     o First Kansas' net worth (equity) ratio of 6.9 percent was well below the peer group's tangible capital ratio of 15.5 percent. After conversion, First Kansas will (on a consolidated

          CAPITAL RESOURCES GROUP, INC.

                                       3.2


          basis) have a net worth ratio which will be likely modestly higher than that of the comparative group.

     o In recent years, First Kansas has experienced low levels of non-performing assets ("NPA"). The Association's NPAs to assets ratio of 0.08 percent was significantly lower than the peer group's ratio of
          0.65 percent and the all publicly traded SAIF-insured group's ratio of
          0.73 percent.


Introduction
------------

       The ideal approach to estimating the fair market value of First Kansas entails a comparison of the Association's operating characteristics to those of actively-traded stock thrifts possessing similar characteristics, to the extent that such can be identified. While we feel that prices of a properly selected peer group are useful in determining the pro forma market value, considerable adjustments will still be required in pricing First Kansas' common stock in terms of its fair market value, owing to differences in asset size, market area, financial strength, earnings potential, operating strategies, the anticipated offering size, the market for conversion offerings and secondary market liquidity of the issue.

       The remainder of this chapter will consist of the selection of an appropriate group of similar thrift institutions and a comparative financial analysis of this peer group with the Association. The following chapter will then detail the process by which the Association's appropriate fair market value has been determined and will demonstrate the estimated pro forma effects of the conversion on First Kansas and its related pricing ratios at the determined market price.

Selection Criteria
------------------

       We have limited our analysis to thrift companies listed on the major stock exchanges (New York and American) and those companies listed on NASDAQ (National Association of Securities

          CAPITAL RESOURCES GROUP, INC.

                                       3.3


Dealers Automated Quotation System) due to the relative liquidity of their common stock. This limitation is necessary, in our opinion, since published market data for companies not qualifying for such listing may not accurately reflect their true market values due to their limited trading volume, often coupled with considerable time elapsing between trades (which may be executed at widely varying prices) and the correspondingly large bid-ask spreads often associated with such issues. Comparison to thinly-traded stocks could thus be especially misleading with regard to current market conditions. We have, therefore, excluded these companies from comparative group consideration. The Association has applied to have its common stock approved for quotation on the NASDAQ SmallCap Market. Therefore, it is very useful to compare the Association to publicly-traded thrifts in order to determine its market value relative to prevailing market conditions.

       An important factor bearing on the likely reception of First Kansas's initial stock offering is the initial pricing and market price performance of recently converted thrifts, especially if these companies possess similar characteristics as First Kansas. Hence, we have examined other recently completed conversion offerings for other thrift institutions in order to assess the general market reception of new thrift offerings. Based on these findings, we can make any adjustments deemed necessary to First Kansas' estimated pro forma fair market value.

       We have excluded from consideration companies whose prices appear to be materially influenced by announced or rumored acquisitions. In order to avoid potential distortion to market pricing data, we have also eliminated from the comparative group companies that are experiencing unusual market and/or operating conditions.

       Recognizing that operating environments for thrifts vary greatly from state to state, as well as from region to region, due to different economic, legal, regulatory and investment characteristics,

          CAPITAL RESOURCES GROUP, INC.

                                       3.4


we have attempted to select comparative companies operating in regions similar to that in which First Kansas is located. We have, therefore, selected a group of thrifts located within the Midwest region which we believe are comparable to the Association and which have experienced similar economic conditions in their market areas.

       Institution size and operating strategy are also major factors in assessing institution comparability since they both affect expected rates of return and investors' general perception of the quality, risk and attractiveness of a given institution. Due to significantly increased interest rate volatility and expanded asset and liability powers for thrift institutions, operating strategies have become increasingly diverse and this may dramatically impact a company's profitability and market value. Five distinct operating strategies have been identified from the data base we maintain on approximately 355 publicly-traded thrifts: mortgage banker, diversified thrift, real estate orientation (construction lending and development), retail banker (commercial banking services, heavy consumer and commercial business lending) and traditional thrift (traditional role without specializing in non-traditional activities). We were sensitive to the operating strategy of First Kansas, which we identified as a traditional thrift and have given this factor considerable weight in selecting an appropriate comparative group. Furthermore, to the extent feasible, we have attempted to select companies with small to moderate asset sizes (subject to market area and financial characteristic considerations), generally moderate earnings levels and, for the most part, high capital levels in order to encompass companies which have a similar amount of resources and available opportunities.

       While it is not possible to select a public company group exactly comparable to First Kansas, we believe that the group selected is comprised of a representative group of companies which

          CAPITAL RESOURCES GROUP, INC.

                                       3.5



                                    Table 3.1
                    First Kansas Federal Savings Association
                      Comparative Group Selection Criteria

                              Date    Total   Market     Primary     Number     Operating                   Ticker
    Institution            Converted  Assets Value(1)  Market Area of Offices  Strategy(2)     Exchange     Symbol
    -----------            ---------  ------ --------  ----------- ----------  -----------     --------     ------
                                     ($Mil)   ($Mil)

First Kansas - KS              --       95      --       Kansas       6        Traditional        --          --

Cameron Finl Corp - MO      04/03/95   211     51.2      Missouri     4        Traditional        OTC        CMRN
Citizens First - IL         05/01/96   274     48.5      Illinois     6        Traditional        OTC        CBK
First Independence - KS     10/08/93   114     14.3      Kansas       2        Traditional        OTC        FFSL
Hardin Bancorp - MO         09/29/95   115     15.5      Missouri     3        Traditional        OTC        HFSA
Hemlock Federal Finl - IL   04/02/97   177     38.9      Illinois     3        Traditional        OTC        HMLK
Landmark Bancshares - KS    03/28/94   234     38.3      Kansas       5        Traditional        OTC        LARK
Lexington B&L - MO          06/06/96    93     18.5      Missouri     4        Traditional        OTC        LXMO
MBLA Financial - MO         06/24/93   224     35.3      Missouri     2        Traditional        OTC        MBLF
Perry County Finl - MO      02/13/95    85     19.8      Missouri     1        Traditional        OTC        PCBC
State Federal Finl - IA     01/05/94    89     22.2      Iowa         2        Traditional        OTC        SFFC



(1)  Market Value as of March 6, 1998.
(2) From CRG's database maintained on 355 publicly-traded thrifts which has identified five distinct operating strategies.

Source: First Kansas' financial statements, SNL Securities, corporate reports and offering circulars for publicly-traded companies.

          CAPITAL RESOURCES GROUP, INC.

                                       3.6


provides a good illustration of current industry market values based on three measures: price/book value, price/earnings and price/assets. We will discuss these valuation approaches in considerable detail in Chapter IV. Individually and in the aggregate, the comparative group of thrifts share common characteristics to First Kansas.

Selection Procedure
-------------------

       Using the criteria discussed above, we have identified ten companies from
Exhibit III-1 ("General Characteristics -- Publicly-Traded Thrifts") demonstrating characteristics similar to those of First Kansas. In Table 3.1, we have listed the comparative group companies. In terms of location, all ten comparative group companies are located in the Midwest region. Subject to certain asset size restrictions, we attempted to identify thrifts which share similar financial characteristics and operate in markets demonstrating similar characteristics as that in which First Kansas operates.

       Given limitations of including institutions with similar financial characteristics, market areas, comparable business strategies and sufficient trading volumes, the overall mean and median asset size of the ten thrifts in the comparative group is $161 million and $146 million, respectively. The ten comparative institutions all pursue a traditional operating strategy and most have moderate to moderately high earnings levels.

Review of Comparative Group Thrifts
-----------------------------------

       Exhibits III-2 through III-4 highlight the key financial ratios for each of the ten comparative group thrifts. Also, Table 3.2 highlights each institution's relative earning asset composition. The following provides a description of each member of the comparative group:

          CAPITAL RESOURCES GROUP, INC.

                                   Table 3.2
                           Earning Asset Composition*

                                                       ---  Construction ---   -------- Permanent --------
                                                             greater                 greater
                            Cash &            Total            than                    than                   - Non Mortgage -
Ticker    Name              Invest    MBS   Mortgages 1-4mtg   5mtg   NonRes  1-4mtg   5mtg   NonRes   Land   Commcl  Consumer
------    ----              ------    ---   --------- ------   ----   ------  ------   ----   ------   ----   ------  --------
                              (%)      (%)    (%)       (%)     (%)     (%)     (%)     (%)     (%)     (%)     (%)     (%)

 o   First Kansas Federal     9.5     39.5    46.7      0.1     0.0     0.0     44.8    1.1     0.6     0.1     0.5     1.8
     --------------------

 o   Comparative Group (10)  17.4     17.5    61.1      3.4     0.2     0.5     50.6    2.1     3.4     0.9     0.5     3.0
     ----------------------

 o   All Saif-Insured (292)  13.7     15.4    63.6      3.3     0.3     0.4     49.9    3.9     5.1     0.9     1.3     4.8
     ----------------------

CMRN    CameronFinlCorp-MO    7.3      0.0    97.3     23.1     0.8     0.0     63.6    1.7     2.5     5.5     0.3     3.6
CBK     CitizensFirst-IL      5.3      9.2    76.1      3.6     0.6     0.1     62.6    4.9     3.4     1.0     2.8     4.3
FFSL    FirstIndepce-KS       8.1     25.8    63.4      1.7     0.0     0.0     53.7    1.2     6.5     0.4     0.0     1.8
HFSA    HardinBancorp-MO     13.1     24.6    54.6      1.3     0.0     0.0     51.9    0.0     1.1     0.2     0.0     5.9
HMLK    HemlockFedFinl-IL    33.7     21.2    41.0      0.0     0.0     0.0     38.4    2.3     0.3     0.0     0.0     2.1
LARK    LandmarkBcshs-KS     14.6     21.8    55.6      1.0     0.0     0.0     51.9    1.8     0.7     0.2     1.6     5.2
LXMO    LexingtonB&L-MO      17.7      3.5    71.6      1.0     0.0     0.0     67.9    0.2     1.7     0.8     0.0     5.1
MBLF    MBLAFinancial-MO     16.9     31.1    48.9      0.0     0.0     0.0     45.6    0.0     3.4     0.0     0.2     0.1
PCBC    PerryCountyFinl-MO   44.8     38.3    14.8      0.5     0.0     0.5     13.4    0.1     0.3     0.0     0.5     0.5
SFFC    StateFedFinl-IA      10.9      0.0    86.7      1.9     0.7     4.0     56.4    8.8    14.0     0.9     0.0     1.3


*  Per Regulatory Call Report detail as of 12/31/97.
   (Call Report source data may have timing and classification differences and and may exclude certain consolidating entries. Loan percentages are based on gross loan balances.)

          CAPITAL RESOURCES GROUP, INC.

                                       3.8


     o Cameron Financial Corp is located in Cameron, Missouri and operates two offices in De Kalb, one office in Nodaway County and one office in Holt County. Cameron Financial was included in the peer group due to its below average asset size ($211 million), its proximity to First Kansas, its above average equity to assets ratio, its above average net earning asset position, and its similar level of cash and investments (10.4 percent of assets versus 9.5 percent for First Kansas).

     o Citizens First Corporation is located in Bloomington, Illinois and operates through four offices located in Mclean County, one office located in Livingston County and one office located Woodford County. Citizens was included in the peer group due to its moderately low asset size ($274 million), its similar branch office network (6 offices), its above average equity to assets ratio, its below average level of cash and investments (5.8 percent of assets), its below average level of non-performing assets (0.47 percent of assets), its similar yield/cost spread (254 basis points versus 252 basis points for First Kansas), and its similar net earnings level (71 basis points versus 68 basis points for First Kansas) and earnings composition. Citizens' earnings composition reflected a below average net interest margin and above average levels of non-interest income and overhead expenses. Citizens also had an above average level of deposits and a below average level of borrowings.

     o First Independence Corporation is located in Independence, Kansas which is approximately 125 miles south of First Kansas' main office. First Independence operates out of one office in Montgomery County and one branch office in Wilson County. First Independence was included in the peer group due to its similar asset size ($114 million), its proximity to First Kansas, its below average level of cash and investments (14.1 percent of assets versus 9.5 percent for First Kansas), its above average level of mortgage-backed securities, its below average yield/cost spread, its similar net interest margin (278 basis points versus 270 basis points for First Kansas), and its similar level of net earnings (65 basis points versus 68 basis points for First Kansas).

     o Hardin Bancorp, is located in Hardin, Missouri and operates out of two offices in Ray County and one office in Clay County. Hardin Bancorp was included in the peer group due to its similar asset size ($115 million), its above average level of mortgage-backed securities, its below average level of net loans (52.0 percent of assets versus 48.7 percent for First Kansas), its similar net interest margin (274 basis points versus 270 basis points for First Kansas), its below average level of net earnings (76 basis points), its below average net interest rate spread, its above average net earning asset position, and its low level of non-performing assets (0.19 percent of assets versus 0.08 percent for First Kansas).

     o Hemlock Federal Financial is located in Oak Forest, Illinois and operates out of three offices in Cook County. Hemlock Federal recently converted from mutual to stock in April 1997. Hemlock Federal was included in the peer group due to its relatively small asset size ($177 million), its above average capital ratio, its above average level of mortgage-backed

          CAPITAL RESOURCES GROUP, INC.

                                       3.9


          securities, its below average level of net loans (43.1 percent of assets versus 48.7 percent for First Kansas), its above average level of deposits, its below average level of borrowings, its above average net earning asset position, its similarly low level of non-performing assets (0.15 percent of assets versus 0.08 percent for First Kansas), and its below average level of net earnings (58 basis points versus 68 basis points for First Kansas).

     o Landmark Bancshares is located in Dodge City, which is located in southwest Kansas, and operates out of two offices in Barton County, one office in Ford County, one office in Rush County and one office in Finney County. Landmark Bancshares was included in the peer group due to its below average asset size ($234 million), its similar branch office network size, moderately high equity ratio, its above average net earning asset position, its below average net interest margin (309 basis points versus 271 basis points for First Kansas), its below average yield/cost spread (244 percent versus 252 percent for First Kansas), and its low level of non-performing assets (0.30 percent of assets versus 0.08 percent for First Kansas). Landmark's market area is heavily impacted by the agriculture and meat packing industries.

     o Lexington Building and Loan is located in Lexington, Missouri and operates out of three offices in Lafayette County and one office in Macon County. Lexington Building and Loan was included in the comparative group due to its proximity to First Kansas, its similarly small asset size ($93 million), its above average equity to asset ratio, its similar branch office network size, its above average level of deposits, its below average level of borrowings, its similar earnings composition, its above average level of overhead expenses (2.49 percent of average assets versus 2.39 percent for First Kansas), its below average yield/cost spread (2.66 percent versus 2.52 percent for First Kansas), its above average net earning asset position, and its below average level of non-performing assets (0.54 percent of assets).

     o MBLA Financial is located in Macon, Missouri and operates out of one office located in Macon County and one office in Randolph County. MBLA Financial was included in the peer group due to its below average asset size ($224 million), its proximity to First Kansas, its level of net loans (58.1 percent of assets), its below average net interest margin, its below average net earnings level (81 basis points), its below average yield/cost spread, its above average net earning asset position, and its below average level of non-performing assets (0.48 percent of assets).

     o Perry County Financial is headquartered in Perryville, Missouri and conducts its business through its one office in Perry County. Perry County Financial was included in the peer group due to its proximity to First Kansas, its similar asset size ($85 million), its above average level of capital, its similar level of mortgage-backed securities (35.0 percent of assets versus 39.1 percent for First Kansas), its below average level of net loans, its above average level of deposits, it below average level of borrowings, its below average net

          CAPITAL RESOURCES GROUP, INC.

                                      3.10


          interest margin (2.81 percent of average assets versus 2.70 percent for First Kansas), its below average yield/cost spread, its above average net earning asset position, and its similarly low level of non-performing assets (0.01 percent of assets versus 0.08 percent for First Kansas).

     o StateFed Financial is located in Des Moines, Iowa and operates out of two offices located in Polk County. StateFed Financial was included in the peer group due to its similarly small asset size ($89 million), its above average capital level, its below average level of cash and investments, its below average net interest rate spread (2.69 percent versus 2.52 percent for First Kansas), and its above average net earning asset position.


       We also reviewed the characteristics of other thrifts for inclusion in the peer group. The company shown below is a company that has some close similarities to First Kansas but was excluded from the comparative group for the reasons noted.

     o Jefferson Savings is located in Ballwin, Missouri, also located on the fringes of a metropolitan area. The company operates a network of 31 branch offices, has total assets of approximately $1.3 billion, and generated an ROA of 79 basis points. Although the company is geographically close to First Kansas, we excluded it from the comparative group based on its significantly greater asset size and branch office network.


Financial Comparisons
---------------------

     Table 3.3 presents a comparison of First Kansas' recent operating results and current financial condition to those of the comparative group and the universe of all publicly-traded SAIF-insured thrifts for the most recent twelve-month period. A detailed comparison can be found in Exhibits III-2 through III-4. Differences between First Kansas and the comparative aggregates can be observed through an analysis of the figures presented in the table.

     (1) First Kansas' reported earnings over the most recent twelve month period were lower than that of the comparative group and the all publicly traded SAIF-insured group. The Association's

          CAPITAL RESOURCES GROUP, INC.

                                      3.11


reported ROA of 68 basis points compared to 93 basis points for the comparative group and 94 basis points for the all publicly traded SAIF-insured group. First Kansas' lower earnings relative to the comparative group reflected a lower net interest margin and a higher level of non-interest operating expenses, only partially offset by a lower level of loan loss provisions and a higher level of non-interest operating income. The Association's narrower net interest margin reflects a lower net earning asset position (4.59 percent for the Association versus 15.20 percent for the peer group) which was partially offset by a higher yield/cost spread. The Association's lower net earning asset position will improve significantly after conversion and should approximate the level of the comparative group.

       (2) First Kansas' "adjusted net income," which for purposes of this analysis includes net interest income plus other non-interest operating income minus non-interest operating expenses, on a pre-tax basis, was significantly lower than that of the comparative peer group and the all publicly traded thrift SAIF-insured group. The Association's adjusted net income of 105 basis points compared to 155 basis points for the comparative group and 150 basis points for the all publicly traded SAIF-insured group.

       (3) First Kansas' net interest margin was 270 basis points versus 312 basis points for the comparative group and 328 basis points for the all publicly traded SAIF-insured group. The Association's lower net interest margin reflected a significantly lower net earning asset position which was partially offset by a higher yield/cost spread (252 basis points for the fiscal year ended December 31, 1997) versus the comparative group (238 basis points). First Kansas' higher yield/cost spread reflects a lower yield on interest earning assets which was more than offset by an even lower cost of interest bearing liabilities. The Association's yield/cost spread was 245 basis points at

          CAPITAL RESOURCES GROUP, INC.

                                      3.12


                                    Table 3.3
                    First Kansas Federal Savings Association
                            Key Financial Indicators
                      For the Most Recent Twelve Months (1)

                                                                                                                All
                                                             First               Comparative                SAIF-Insured
Profitability:                                              Kansas                  Group                     Thrifts
--------------                                              ------                  -----                     -------
(% of Average Assets)
Net Income                                                   0.68                    0.93                       0.94
Interest Income                                              7.00                    7.46                       7.46
Interest Expense                                             4.31                    4.33                       4.17
                                                             ----                    ----                       ----
Net Interest Margin                                          2.70                    3.12                       3.28
Other Operating Income                                       0.74                    0.20                       0.45
Non-Interest Operating Expense                               2.39                    1.77                       2.23
Net Non-Operating Income(Loss)(2)                            0.09                   -0.07                      -0.04
Extraordinary Items                                          0.00                    0.00                       0.00
Adjusted Net Income(3)                                       1.05                    1.55                       1.50

Selected Spreads and Margins:
-----------------------------
Yield on Earning Assets                                      7.15                    7.66                       7.78
Cost of Funds                                                4.63                    5.28                       4.96
                                                             ----                    ----                       ----
Yield-Cost Spread                                            2.52                    2.38                       2.83
Net Earning Asset Position (4)                               4.59                   15.20                      11.89
NIM/G&A Expenses                                            113.0                   190.3                      156.8

Financial Condition:
--------------------
(% of Assets)
Cash and Investments                                          9.5                    23.6                       18.9
Loans and MBS                                                88.2                    73.5                       79.0
Deposits                                                     89.8                    66.6                       69.5
Borrowings                                                    2.7                    16.7                       15.5
Net Worth                                                     6.9                    15.6                       13.5
Tangible Net Worth                                            6.9                    15.5                       13.3

Risk Measurements:
------------------
NPA/Assets                                                   0.08                    0.65                       0.73
NPA/Equity                                                   1.20                    4.51                       7.57
Reserves/Loans                                               0.38                    0.61                       0.78


(1) Comparative Group figures represent the most recently reported trailing twelve month results; First Kansas' figures cover the fiscal year ended December 31, 1997.
(2) Includes net gains (losses) on sale of loans and other assets plus loss provisions on loans and other assets plus non-recurring items, on a pre-tax basis.
(3) Includes net interest margin plus other operating income less operating expenses, on a pre-tax basis.
(4) Total interest-earning assets less total interest-bearing liabilities, as a percent of assets.


Source: Audited and unaudited financial statements. SNL Securities, corporate reports and offering circulars for publicly-traded companies.

          CAPITAL RESOURCES GROUP, INC.

                                      3.13


December 31, 1997. The comparative group's higher cost of funds reflects a significantly higher utilization of non-deposit borrowings (16.7 percent of assets). While the Association's net interest margin should improve after conversion, growth in the yield/cost spread may at least initially be limited as most of the conversion proceeds are placed in lower yielding investment and mortgage-backed securities over the short term.

       (4) First Kansas generated 74 basis points of non-interest operating income compared to 20 and 45 basis points of non-interest operating income for the comparative group and all publicly traded SAIF-insured group, respectively. The Association has been more successful in diversifying and expanding its revenue stream compared to the peer and all publicly traded SAIF-insured groups, particularly due to the growth of its checking account program. The Association generates non-interest income from service charges, loan fees, insurance commissions and other miscellaneous revenue sources. The Association also generates limited revenue from service corporation operations.

       (5) First Kansas' operating expense ratio which was significantly above that of the comparative group and moderately above the industry average reflects a relatively large branch office network for the Association's asset size, as well as additional expenses related to the Association's checking account program. The Association's non-interest expense ratio of 239 basis points compared to the comparative group's ratio of 177 basis points and the all publicly traded SAIF-insured group's ratio of 223 basis points. After conversion, with the establishment of the proposed ESOP and RSP, additional expenses incident to being a public company, and the expected expansion of loan originations, the Association's overhead expense ratio will likely moderately increase further.

          CAPITAL RESOURCES GROUP, INC.

                                      3.14


       (6) Besides "adjusted net income" (see (2) above), another measure of core profitability is the Net Interest Margin ("NIM") to G&A Expenses ratio. First Kansas' ratio of 113.0 percent compared to a ratio of 190.3 percent for the comparative group and 156.8 percent for the all publicly traded SAIF-insured group.

       (7) First Kansas maintained a moderately low level of liquidity at December 31, 1997 relative to its comparative peer group and the all publicly traded SAIF-insured group. Cash, cash equivalents and investments (not including mortgage-backed securities) equaled 9.5 percent of assets for First Kansas versus 23.6 percent for the comparative group and 18.9 percent for the all publicly traded SAIF-insured group. At December 31, 1997, the Association had a higher level of loans and mortgage-backed securities compared to the peer and industry groups (88.2 percent of assets for the Association versus 73.5 and 79.0 percent for the comparative group and the all publicly traded SAIF- insured group, respectively). The Association's mortgage loans as a percent of assets (46.7 percent) was lower than that of the comparative group (61.1 percent) and the all publicly traded SAIF-insured group (63.6 percent). First Kansas' MBS portfolio equaled 39.5 percent of assets versus 17.5 percent for the comparative group and 15.4 percent for the industry group. This lower concentration of loans partially explains the Association's lower yield on earning assets.

       (8) First Kansas' tangible equity ratio of 6.9 percent of assets was well below the 15.5 percent tangible equity ratio of the comparative group and the
13.3 percent ratio for the all publicly traded SAIF-insured group. After conversion, First Kansas' net worth ratio will be moderately higher than the comparative group's ratio and the industry average. However, the Association's modestly lower

          CAPITAL RESOURCES GROUP, INC.

                                      3.15

earnings stream expected after conversion is expected to result in a lower return on equity ("ROE") compared to the comparative peer group and all publicly traded groups.

       (9) In recent years, First Kansas has experienced low levels of non-performing assets ("NPA"). The Association's ratio of non-performing assets ("NPA") as a percentage of assets and equity at December 31, 1997, was 0.08 and
1.20 percent, respectively, while the comparative group's NPAs as a percent of assets and equity were 0.65 and 4.51 percent, respectively. First Kansas maintained a reserves-to-loans ratio (0.38 percent) which was below that of the comparative and all publicly traded SAIF-insured groups (0.61 and 0.78 percent, respectively). However, management of First Kansas believes the Association's loan loss allowance levels are adequate on the size and composition of the Association's loan portfolio.

CAPITAL RESOURCES GROUP, INC.


                         IV. MARKET VALUE DETERMINATION


Introduction
------------

       As discussed earlier, certain adjustments might be required to First Kansas' estimated market value relative to the comparative group to reflect the differences between the Association and the members of the comparative group. The market value adjustments made are based upon certain financial and other criteria, including: quality and predictability of earnings, earnings growth potential, financial strength, market area, management, dividend payments, stock liquidity, thrift equity market conditions, and the actual marketing of the issue.

       The final section of this chapter identifies the estimated pro forma market value of the to-be- issued common shares and compares the resulting market value of the Association with members of the comparative group and all publicly traded SAIF-insured companies as of the pricing date.

       The pro forma market value determined herein is a preliminary value for the Association's common stock. Throughout the conversion process, any changes in First Kansas' financial performance will be reviewed. Also, any changes in the Association's fundamental financial characteristics relative to the comparative group will be analyzed. Future updates, if deemed necessary before or at the time of the offering, will also consider current developments in the market for thrift stocks. In addition, the results of the Association's conversion offering plus the results of pending conversion offerings in First Kansas' general region of the U.S. will be closely monitored.

Quality and Predictability of Earnings/Earnings Growth Potential
----------------------------------------------------------------

       Market value adjustments to First Kansas' estimated pro forma market value must reflect both the sustainability of the Association's earnings stream and earnings growth potential relative to the

CAPITAL RESOURCES GROUP, INC.

                                       4.2


comparative group. We believe that investors look at both factors in determining an appropriate valuation of a company's stock.

       First Kansas has recorded positive net earnings levels in recent years. Between fiscal 1993 and 1995, the Association's profitability levels decreased due to declining levels of net-interest income and increasing levels of non-interest operating expenses. The Association's reported net income further declined in fiscal 1996 primarily as a result of the one-time special SAIF assessment which totaled $545,000 or 57 basis points. During the most recent fiscal year ended December 31, 1997, the Association's ROA increased to 68 basis points as a result of an improved net interest margin and an increase in non-interest income. However, the Association's moderately low "core" profitability level reflects only a modest net interest margin to operating expense ratio. First Federal's net interest margin totaled 2.70 percent of average assets for the fiscal year ended December 31, 1997. It can be expected that the Association's net interest margin will improve as a result of the conversion. However, First Kansas' operating expense ratio can be expected to increase, at least modestly, as a stock company.

       First Kansas' moderately low net interest margin level and limited earnings growth potential reflects a relatively modest level of loans. At December 31, 1997, the Association's loan portfolio equaled only 48.7 percent of total assets, while lower yielding investment and mortgage-backed securities totaled 49.0 percent of assets. Limited residential lending opportunities in a large part of the Association's primary market area outside of Miami County and intense competition for loans from much larger regional and multi-regional banks and mortgage banking companies, particularly around the Kansas City metropolitan area, accounts for the modest loan portfolio level. These factors have also limited the Association's ability to expand profitability in its local market areas.

CAPITAL RESOURCES GROUP, INC.

                                       4.3


This is reflected in the Association's lower yield on earning assets relative to the comparative group which was offset by a lower cost of funds resulting in a moderately higher yield/cost spread. The Association's lower cost of funds reflects a lower reliance on higher costing borrowings relative to the comparative group. However, growth in the Association's deposits will continue to be limited by strong rate competition in its market area which may result in increases to the Association's cost of funds. Therefore intense rate competition, both on loans and deposits, will continue to limit the potential growth in the Association's yield-cost spread.

       First Kansas reported lower profitability relative to that of the comparative group. The Association's latest twelve month ROA of 68 basis points compared to the comparative group's average ROA of 93 basis points. As discussed in Chapter 3, the Association's adjusted income, on a pre-tax basis, of 105 basis points compared to a 155 basis point figure for the comparative group. First Kansas' lower core profitability relative to the comparative group reflects a lower net interest margin and higher operating expense ratio, which are only partially offset by a higher non-interest income level and lower loan loss provisions. The Association's lower net interest margin is partly due to a lower net earning asset position which will improve significantly after conversion.

       In summary, given the existing balance sheet structure of First Kansas and the combination of limited growth opportunities in certain of the Association's primary market areas and intense competition in other areas, net interest rate spread, net interest margin, and overall earnings growth potential will remain limited, at least over the short-term. Therefore, based on the factors noted above, we believe a moderate discount to First Kansas' estimated pro forma market value relative to the comparative group is appropriate.

CAPITAL RESOURCES GROUP, INC.

                                       4.4



Financial Strength
------------------

       Capital Levels

       First Kansas' pre-conversion equity to assets ratio of 6.9 percent is below that of the comparative group and all publicly traded SAIF-insured thrifts. The additional capital raised through conversion is expected to increase the Association's ratio (on a consolidated basis) to moderately above the industry average and that of the comparative group. With a post-conversion equity ratio of between 15 and 17 percent, this will result in a company with a substantial capital cushion and financial flexibility. However, as previously noted, it is uncertain whether First Kansas will be able to effectively leverage its capital position to enhance investor (shareholder) returns. Management believes that, over the intermediate to long-term, the Association will be able to effectively leverage its capital position.

       Asset/Liability Position

       In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the
Association has instituted certain asset and liability management measures, including the following measures:

       o   Purchase  a  significant   amount  of  mortgage  backed  and  related
           securities with adjustable rates or estimated lives of five to ten years or less.

       o Sell into the secondary market approximately 50 percent of fixed rate one-to-four family residential mortgage loan originations and hold in portfolio all adjustable rate mortgage loan originations.

       o Maintain moderate levels of interest bearing deposits and U.S. Government securities with short to intermediate maturities.

CAPITAL RESOURCES GROUP, INC.

                                       4.5


       o Maintain a high proportion of lower-costing, non-CD accounts in the deposit portfolio. At December 31, 1997, such deposits totaled $29.4 million or 34.3 percent of total deposits.

       The comparative group thrifts, on the whole, have pursued similar asset/liability approaches as First Kansas. The comparative group also maintains a heavy base of investment and mortgage-backed securities (34.3 percent of assets) although the Association has placed a greater emphasis on such investments (49.0 percent of assets). The comparative group has relied on non-deposit borrowings to a greater degree than First Kansas. However, four of the comparative group thrifts also benefit from a large base of lower costing deposit accounts relative to the industry average. Also, like First Kansas, the comparative group thrifts efforts to improve asset/liability mismatches have also been limited due to the generally short-term nature of their deposit and borrowing bases.

       Asset Quality

       First Kansas has achieved low non-performing asset levels over recent years. The Association's high asset quality is due to conservative loan underwriting policies which is reflected by a loan portfolio dominated by local, one-to-four family mortgage loans. At December 31, 1997, the Association's non-performing assets equaled 0.08 percent of total assets. This compared to a non-performing asset ratio of 0.65 percent for the comparative group. At December 31, 1997, First Kansas' allowance for loan losses equaled 0.38 percent of loans, which percentage is below both the thrift industry average of 0.78 percent and the comparative group average of 0.61 percent. However, management believes First Kansas' low ratio reflects the Association's strong asset quality.

CAPITAL RESOURCES GROUP, INC.

                                       4.6


       On balance, based on all the factors discussed in this section, we believe that no specific adjustment to First Kansas' estimated pro forma market value relative to the comparative group is warranted.

Market Area
-----------

       First Kansas conducts business from its main office in Osawatomie (population of approximately 5,000) and five branch offices in Paola (population of approximately 6,500), Louisburg (population of approximately 3,100), Fort Scott (population of approximately 8,100), Beloit (population of approximately 4,100), and Phillipsburg (population of approximately 2,600), Kansas. The Association's main office in Osawatomie and branch offices in Paola and Louisburg are located in Miami County (population of approximately 26,300) while the Fort Scott office is located in Bourbon County (population of approximately 15,200), the Beloit office is located in Mitchell County (population of approximately 7,100), and the Phillipsburg office is located in Phillips County (population of approximately 6,100).

       Osawatomie is located approximately 50 miles south of downtown Kansas City. Four of the Association's offices (Osawatomie, Paola, Louisburg and Fort Scott) are located in east central Kansas along the Missouri border and immediately south of the Kansas City metropolitan area, and two offices (Beloit and Phillipsburg) are located in north central Kansas. The Association considers Linn and Johnson Counties, Kansas to be part of its primary market area for attracting deposits and lending in addition to the counties in which the Association has office locations. Linn and Johnson Counties are contiguous to Miami and Bourbon Counties. Also, Miami and Johnson Counties are included in the Kansas City Metropolitan Statistical Area and as a result are experiencing more rapid

CAPITAL RESOURCES GROUP, INC.

                                       4.7


growth than other surrounding counties. The majority of the First Kansas' lending activity occurs in Miami County where the Association has its main office and two branch offices.

       The local markets that surround the Association's retail offices are characterized as mature areas of low unemployment with stable and healthy economies, however, with limited economic and demographic growth in three of the four counties where First Kansas has offices. The Association's Beloit and Phillipsburg offices located in north central Kansas, in particular, are supported by an older population base. The economy surrounding First Kansas' office locations is rural and agricultural in nature, but Miami County is influenced by the Kansas City MSA. The Fort Scott, Beloit and Phillipsburg offices are located in the largest cities and county seats of their respective counties. Fort Scott is the largest local city and has a broader base of industry.

       First Kansas competes with many large and small financial institutions for originating loans and attracting deposits in its market area. The Association's north central Kansas branches compete with small locally owned banks who are highly visible and active in there local communities. These banks have the ability to concentrate all their resources and advertising budgets directly in a small geographic area containing all their core customers. The Association's eastern Kansas branches, which are located near the Kansas City MSA, face substantial competition from mortgage bankers, securities firms, credit unions, and larger regional and multi-regional commercial banks and thrifts. The Association's percentage of deposits in Miami County where three of its offices are located declined from 15.2 percent to 13.0 percent between June 30, 1993 and June 30, 1997. At June 30, 1997, First Kansas held 9.1 percent, 8.8 percent and 5.3 percent of total deposits in Bourbon, Mitchell and Phillips Counties, respectively. Although First Kansas holds a notable percentage of total deposits in each of the counties in which it has an office, the Association faces significant

CAPITAL RESOURCES GROUP, INC.

                                       4.8


competition from financial institutions in the Kansas City MSA and the counties surrounding its market area in addition to the financial institutions within its market area. This competition and the quality of the loans being produced keeps loan rates low compared to many areas of the United States. Also, deposit rate competition has been and will continue to be one of the highest in the United States.

       The comparative group thrifts operate within similar market areas with moderate population bases. Certain of the comparative group thrifts also operate in largely rural marketplaces but certain others operate closer to the outskirts or within large metropolitan areas with larger population bases. Two of these thrifts are also based in Kansas and five are based in neighboring Missouri. The comparative group thrifts also face strong competition in their local markets. These thrifts also benefit from strong core deposit bases.

       Based on the above, we have made no adjustment to First Kansas' pro forma market value for the factors discussed in this section.

 Dividend Payments
 -----------------

       While there is no specific plan to pay cash dividends immediately after conversion, First Kansas may consider a policy of paying cash dividends on the common stock in the future. However, no determination has been made at this time as to the amount or timing of such dividends. Any payment of dividends would be considered relative to management's intention to retain earnings for future growth and to assure compliance with the existed capital requirements. First Kansas' post- conversion capital ratio, however, should facilitate the payment of any future dividends.

       Nine of the ten comparative group members are currently paying cash dividends with dividend yields ranging from 1.4 percent to 2.5 percent. Approximately 80 percent of all publicly-traded

CAPITAL RESOURCES GROUP, INC.

                                       4.9


thrifts are paying dividends. We believe that investors are more sensitive to dividend paying capacity and look forward to at least a minimal cash dividend shortly after conversion, especially given future price increases remains an unknown and investors are seeking tangible returns on investments. However, it is also reasonable to expect that investors will look favorably upon earnings retention policies in light of increased capital requirements and need for capital to support growth and revenue diversification strategies. Therefore, given the number of thrifts (including the number of comparative group thrifts) currently paying cash dividends, we have made a slight downward adjustment to First Kansas' pro forma market value for this factor.

Management and Employee Staffing
--------------------------------

       First Kansas' executive management team is concentrated in three individuals who are responsible for the lending, finance and operations areas of the Association. This management team is supported by a modest base of mid-level managers. These individuals have had a varying number of years of experience in the thrift industry. The organization chart and vesting of responsibility is typical of a moderately small savings institution. However, the relatively small size of First Kansas requires that multiple line responsibilities be concentrated in a small handful of people. The executive management team is part of a total staff of 31 full-time and 7 part-time employees (as of December 31, 1997). First Kansas' management appears to have established a favorable reputation for the Association in the communities in which it operates. The Association has no specific plans for staff increases after conversion. However, any expansion or diversification of operating activities would likely require that the size and experience of management and staff be expanded.

CAPITAL RESOURCES GROUP, INC.

                                      4.10


       The comparative savings institutions, to varying degrees, have undertaken expansion of their management teams and support staff as part of their expansion and diversification strategies, many of which have had these strategies in place for some time. Most savings institutions have been confronted with the need to expand and restructure their management team in response to significant changes in financial, regulatory and operational challenges.

       On balance, we believe that no specific adjustment to First Kansas' pro forma market value relative to that of the comparative group is warranted for managerial factors.

Liquidity of the Issue
----------------------

       The comparative group contains ten companies that trade on the NASDAQ system. The Holding Company has applied and expects to have the common stock quoted on the NASDAQ SmallCap Market. Given the size of the offering and the level of market capitalization of First Kansas' stock after conversion, it can be expected that the Holding Company's common stock will have a modest degree of trading activity and liquidity. The comparative group of savings institutions have experienced varying degrees of activity and, therefore, liquidity in their stocks. The market capitalization of the comparative group is moderately larger than First Kansas' expected market capitalization. Therefore, the Holding Company's stock can be expected to have a lower level of liquidity. Based on the foregoing, we believe that a modest discount to the pro forma market value of First Kansas relative to that of the comparative group is warranted.

Subscription/Community Interest and Historical Overview of the Conversion Market
--------------------------------------------------------------------------------

       In accordance with the Association's Plan of Conversion, it is currently planned that the shares of First Kansas' stock will be offered to certain priority groups, in a Subscription Offering, in the

CAPITAL RESOURCES GROUP, INC.

                                      4.11


following order: (i) Eligible Account Holders; (ii) Tax-Qualified Employee Benefit Plans; (iii) Supplemental Eligible Account Holders; and (iv) Other Members. If any shares are available at the conclusion of the Subscription Offering, First Kansas may offer shares in a Community Offering. First Kansas has retained Capital Resources, Inc., to consult with and advise the Association in the stock offering and assist in the distribution of shares, on a best efforts basis.

       After an extended period of declining numbers of conversions during the end of 1989 and into 1990, new conversion offerings increased during 1991 and 1992 as interest rates declined and thrift profitability improved, and a core group of surviving and healthy thrifts emerged from the thrift industry's unfavorable financial plight. During the 1990s, new thrift equity offerings have generated mixed results. Investors appear to be most interested in thrifts with:
(1) strong capital positions, (2) strong earnings levels, and (3) good asset quality. The more marginal thrifts have generally experienced less interest by investors. New thrift issues have also generated increased interest due to the stock price performance of recently converted thrifts. These thrift stock prices have benefited from (1) earnings and earnings per share improvements during recent years and (2) the repurchase of stock by several of the recently converted thrifts, which has generally fueled stock price appreciation. Also, speculative interest, as a result of the high level of merger and acquisition activities in the banking and thrift industries, has generated renewed demand for many of the conversion offerings during recent years.

       Notwithstanding a slow economic recovery and continued weak real estate markets, investor demand for thrift conversion offerings remained generally favorable in 1993 and the first eight months of 1994. In particular, during this time frame, there was a notable increase in the number of successfully completed conversion offerings by the better performing thrift institutions. However,

CAPITAL RESOURCES GROUP, INC.

                                      4.12


between November 1994 and January 1995, conversion offerings met considerable resistance from the investment community as financial institution stocks fell out of favor with many investors. At least 15 conversion offerings were forced into resolicitations in late 1994 and early 1995. This trend reversed itself during the second half of 1995 and first quarter of 1996, as the interest in thrift conversion offerings increased. However, during the second and part of the third quarters of 1996, interest rates increased and thrift stock prices remained essentially flat overall. Thrift prices moved up with the general market during the fourth quarter of 1996 and through much of the first three quarters of 1997 as interest rates declined and the strong demand for conversion offerings continued.

       Thrift stock prices declined during part of the fourth quarter of 1997 and in January of 1998 as the general market declined over fears from the Asian economic and financial problems, and the yield curve continued to narrow as long-term interest rates declined by a greater amount than short term rates. Long term interest rates declined as investors reinvested funds out of stocks and into bonds, sending the yield on the 30-year US treasury bond into historically low levels. However, in February and early March confidence was regained in stocks and the stock market resumed its upward movement, reaching record highs. Thrift stock prices moved up with the general market during this period and, also, moved up as a result of a moderate widening of the yield curve as long term interest rates increased. However, it is very uncertain what the total impact of the "Asian Crisis" will be on U.S. corporations in the months and years to come. The potential for increased volatility in interest rates and the stock market remains high. However, investor demand for thrift conversion offerings has remained strong into early 1998, particularly for the larger offerings.

       The uncertain environment for new thrift offerings based on the factors just noted has been factored into our determination of the estimated pro forma market value of First Kansas.

CAPITAL RESOURCES GROUP, INC.

                                      4.13



Stock Market Environment
------------------------

       In an attempt to define and monitor the market for publicly-traded thrift institutions, we have utilized the SNL Index, which measures the relative price movements of all publicly-traded thrifts and is compiled by SNL Securities. Table 4.1 details the performance of the index since 1989, which reflects market forces such as the supply of and demand for thrift stocks, expected inflation levels, interest rate changes, thrift industry regulatory changes, and the overall  economic  strength in the U.S.  With minor  exception,  for an 18-month period beginning with the second half of 1989, thrift prices followed a generally downward trend reflecting investor concerns over the new capital regulations stemming from FIRREA and the downturn in the real estate markets in many portions of the country. At the beginning of 1990, thrift prices appeared to have also been adversely impacted by a rise in long-term interest rates and uncertainty regarding the continued financial viability of the thrift industry. As a result, over the first few months of 1990, the number of conversion offerings remained low. In the wake of continued negative press on the state of the real estate markets across the country and the financial difficulties of both commercial Associations and thrifts, financial institution stock prices suffered significant price erosion through 1990. Also, overall, thrift conversion activity remained weak through most of 1990.

       Beginning in January 1991, stock prices, in general, moved higher reflecting a sharp rally in the financial markets. Financial institution stocks led this rally which reflected lowering interest rates and market euphoria over the successes in the Persian Gulf War. However, the financial markets continued to experience notable instability reflecting the prevailing recessionary conditions including depressed real estate markets. This adversely impacted the operating results of certain

CAPITAL RESOURCES GROUP, INC.

                                      4.14


                                    Table 4.1
                               Thrift Stock Index
                      Relative to Long and Short-Term Rates

                                               3-Month            12-Month           Long-Term
                             Prime              T-Bill             T-Bill            T-Secur.             Thrift
         Week of           Rate (1)            Rate (1)           Rate (1)           Rate (1)           Index (2)
     ================================================================================================================
                                                  (Last Day of Quarter)

        03/31/89             11.50               9.00               8.94               9.31               170.7
        06/29/89             11.00               8.03               7.35               8.23               231.6
        09/29/89             10.50               7.84               7.78               8.41               210.0
        12/29/89             10.50               7.68               7.30               8.09               162.5

        03/30/90             10.00               7.85               7.75               8.68               149.6
        06/29/90             10.00               7.77               7.33               8.63               144.4
        09/28/90             10.00               7.29               7.25               9.14                96.2
        12/28/90             10.00               6.48               6.37               8.35                96.6

        03/29/91             9.00                5.82               5.94               8.35               127.6
        06/28/91             8.50                5.56               5.96               8.53               130.8
        09/27/91             8.00                5.16               5.20               7.86               142.0
        12/27/91             9.50                3.81               3.97               7.38               140.0

        03/27/92             9.00                4.03               4.40               7.91               155.2
        06/26/92             8.50                3.64               3.94               7.65               168.2
        09/25/92             8.00                2.69               3.38               7.11               165.3
        12/31/92             6.50                3.18               3.49               7.19               201.1

        03/26/93             6.50                2.93               3.16               6.60               227.8
        06/25/93             6.00                3.09               3.37               6.44               216.7
        09/24/93             6.00                2.93               3.26               5.99               252.1
        12/31/93             6.00                3.02               3.45               6.22               252.5

        03/25/94             6.25                3.31               4.15               6.90               249.4
        06/24/94             7.25                4.17               5.00               7.47               267.5
        09/30/94             7.68                4.68               5.58               7.58               279.7
        12/30/94             8.50                5.52               6.74               7.93               244.7

        03/31/95             9.00                5.68               5.94               7.43               278.4
        06/30/95             9.00                5.43               5.33               6.53               313.5
        09/29/95             8.75                5.26               5.37               6.62               362.3
        12/29/95             8.50                4.89               4.94               5.97               376.5

                                                  (Last Week of Month)

        01/26/96             8.50                4.97               4.79               5.98               365.2
        02/23/96             8.25                4.83               4.81               6.35               376.2
        03/29/96             8.25                4.99               5.11               6.66               382.1
        04/26/96             8.25                4.96               5.21               6.88               379.5
        05/31/96             8.25                5.04               5.39               7.02               383.0
        06/28/96             8.25                5.09               5.47               7.08               385.5
        07/26/96             8.25                5.16               5.53               7.05               385.1
        08/30/96             8.25                5.09               5.48               7.03               408.3
        09/27/96             8.25                4.98               5.40               6.95               429.7
        10/25/96             8.25                5.00               5.26               6.83               449.4
        11/29/96             8.25                5.02               5.13               6.41               485.8
        12/27/96             8.25                4.97               5.20               6.58               484.3

        01/31/97             8.25                5.04               5.30               6.89               520.1
        02/28/97             8.25                5.05               5.29               6.75               563.1
        03/31/97             8.25                5.25               5.56               6.96               527.7
        04/25/97             8.50                5.20               5.63               7.08               520.2
        05/30/97             8.50                5.03               5.51               7.03               577.9
        06/27/97             8.50                5.00               5.36               6.71               627.0

                                                  (Last Day of Week)

        07/03/97             8.50                5.05               5.34               6.75               638.9
        07/11/97             8.50                4.98               5.24               6.58               642.8
        07/18/97             8.50                5.04               5.24               6.53               648.8
        07/25/97             8.50                5.08               5.22               6.19               667.0

        08/01/97             8.50                5.09               5.19               6.38               682.2
        08/08/97             8.50                5.15               5.24               6.48               664.6
        08/15/97             8.50                5.17               5.31               6.65               659.4
        08/22/97             8.50                5.11               5.21               6.53               663.4
        08/29/97             8.50                5.15               5.30               6.66               664.6

        09/05/97             8.50                5.04               5.27               6.59               692.6
        09/12/97             8.50                5.01               5.30               6.35               698.6
        09/19/97             8.50                4.98               5.23               6.46               725.8
        09/26/97             8.50                4.87               5.18               6.35               728.3

        10/03/97             8.50                4.92               5.16               6.35               746.3
        10/10/97             8.50                4.95               5.16               6.34               762.9
        10/17/97             8.50                4.94               5.23               6.40               749.3
        10/24/97             8.50                4.97               5.23               6.38               768.6
        10/31/97             8.50                5.04               5.07               6.22               752.4

        11/07/97             8.50                5.14               5.15               6.20               755.1
        11/14/97             8.50                5.16               5.15               6.12               738.5
        11/21/97             8.50                5.15               5.18               6.05               765.6
        11/28/97             8.50                5.13               5.21               6.06               767.4

        12/05/97             8.50                5.13               5.25               6.04               776.2
        12/12/97             8.50                5.10               5.23               6.07               787.3
        12/19/97             8.50                5.12               5.20               5.96               793.0
        12/26/97             8.50                5.27               5.26               5.90               786.9

        01/02/98             8.50                5.24               5.23               5.93               810.5
        01/09/98             8.50                5.04               4.99               5.75               720.2
        01/16/98             8.50                5.00               4.92               5.74               760.1
        01/23/98             8.50                5.02               4.96               5.87               751.1
        01/30/98             8.50                5.06               5.01               5.89               768.4

        02/06/98             8.50                5.05               4.99               5.89               798.8
        02/13/98             8.50                5.07               5.01               5.89               799.8
        02/20/98             8.50                5.06               5.02               5.84               806.9
        02/27/98             8.50                5.16               5.14               5.94               818.7

        03/06/98             8.50                5.08               5.15               6.05               823.6


     (1) U.S. Financial Data, The Federal Reserve of St. Louis
     (2) SNL Securities - Thrift Stock Indexes

CAPITAL RESOURCES GROUP, INC.

                                      4.15


financial institutions and simply served as a destabilizing influence for the stock market. However, while thrift stock prices experienced a limited level of variability, such prices generally moved upward during much of 1992. The declining interest rate environment and improving net interest margins resulted in generally favorably earnings reports for financial institutions. In particular, reports of record earnings for the thrift industry for 1992 and 1993 fueled moderate stock price appreciation through much of 1993.

       In the early portion of 1994, thrift stock prices remained relatively flat as the general direction of interest rates was uncertain. However, any negative impact caused by the rise in interest rates in the spring of 1994 was offset apparently due to the announcement of interstate Banking legislation. This legislation created speculation that thrifts would be more easily acquired and the thrift industry would consolidate. While the market for thrift stocks faltered in March and April of 1994, stock prices resumed their upward trend until October 1994, when the rise in interest rates led to speculation that financial institutions would generate less earnings in future periods. The decline in thrift stock prices in the last quarter of 1994 was dramatic. However, overall, thrift prices advanced during most of 1995, 1996 and 1997, as long-term interest rates declined. Also, heavy merger and acquisition activity in both the bank and thrift industries fueled speculative trading in many thrift stocks during 1995, 1996 and 1997. However, as noted previously, in late 1997, and particularly, in January 1998 the market for thrift stocks declined due to fears of the Asian economic crisis and a flattening of the yield curve. In February and March, thrift stocks resumed their upward movement.

       Chart 1 reflects the performance of the stock market since the passage of the FIRREA legislation. As noted, the overall favorable performance of financial institution stock prices during

CAPITAL RESOURCES GROUP, INC.

                                                      4.16


                                     Chart 1

                   How Financial Service Companies Have Fared
                             Relative to the Market

                               [GRAPHIC OMITTED]

CAPITAL RESOURCES GROUP, INC.

                                      4.17


1991 through the third quarter of 1994 reflects the recapture of losses sustained during 1989 and 1990. However, the chart reflects a significant downturn in financial related stocks in the last quarter of 1994, followed by a recovery during most of 1995, 1996 and 1997. These factors, both positive and negative, have been factored into our valuation considerations.

Valuation Approach
------------------

       Three approaches have been considered appropriate to determine the pro forma market value estimate of a converting savings institution: (1) price/earnings, (2) price/book value, and (3) price/assets. We believe that investors place their primary emphasis on making purchase decisions based on the recent earnings results and expected profitability of savings institutions. Therefore, we believe it is appropriate to place considerable emphasis on the pro forma price/earnings valuation approach in deriving a fair market value for a converting savings institution. However, price/ earnings ratios for some savings institutions are less meaningful as a result of the variability of reported earnings due to non-operating gains and losses.

       Therefore, we also generally give considerable weight to the pro forma price/book value (or price/tangible book value) approach. This valuation method also is closely analyzed by investors in making investment decisions, particularly for a converting thrift institution. However, it is important to note that the "book value" of a company is an accounting derived concept that represents the historically accumulated retained earnings of such entity. Such book value does not necessarily take into consideration the current earnings power of the company. Obviously, a converting thrift institution has a base of capital in place prior to the time of conversion. To attempt to value such converting institution at a pro forma book/value ratio equal to or even close to the

CAPITAL RESOURCES GROUP, INC.

                                      4.18


price/book value ratios of publicly traded stock institutions will result, in most instances, in an unrealistic valuation that is unacceptable in the marketplace. Thus, a disproportionate reliance on a price/book value approach may result in unrealistic estimated pro forma market value for the Association. This is particularly true since investors will be seeking a certain minimum, and thus reasonable, return on equity ("ROE"). Therefore, we believe that in determining an appropriate value for a converting institution such as First Kansas, the pro forma price/book value ratio must be balanced against the pro forma price/earnings ratio and the pro forma price/assets ratio.

       One other valuation method, the pro forma price/assets ratio, is most applicable for valuing savings institutions with low net worth and/or very low operating income or losses. Since this is not the case for First Kansas, we have placed less weight on this approach but have considered the reasonableness of the resulting price/assets ratio in our valuation process.

       In analyzing the appropriate pro forma pricing ratios and the resulting estimated fair market value for the to-be-issued shares of common stock of First Kansas, we have considered the following strengths and weaknesses of the
Association:

     o After declining in fiscal years 1994 through and 1996, First Kansas' profitability improved during the latest fiscal year ended December 31, 1997. However, the Association's core profitability level remained below the level generated in fiscal 1993.

     o First Kansas reported a lower level of profitability relative to that of the comparative group. The Association's latest twelve month ROA of 68 basis points compared to an ROA of 93 basis points for the comparative group. The Association's lower core profitability primarily reflects a narrower net interest margin, due to a lower yielding earning asset base as well as a high level of mortgage-backed securities relative to loans, and a higher operating expense ratio. The infusion of conversion proceeds will increase First Kansas' net interest margin levels but operating expense ratios are also expected to increase.

     o The Association has been successful in increasing the levels of non-interest income over the last three years, as a result of the expansion of its base of loan fees and service charges. While

CAPITAL RESOURCES GROUP, INC.

                                      4.19


          management believes the expansion of checking accounts and other consumer products and services has enhanced the Association's competitiveness, First Kansas remains very much impacted by strong rate competition in the raising of deposits and the offering of loans. This has limited interest rate spread growth potential for the Association.

     o Intense competition from much larger regional and multi-regional banks and also mortgage banking companies operating in and around the Kansas City metropolitan area has limited the Association's ability to expand profitably in its local market areas. Management is hopeful that, with a larger capital base after conversion, First Kansas' ability to expand profitably will be enhanced.

     o First Kansas has achieved low non-performing asset levels over recent years and the Association's asset quality level is favorable relative to the comparative group.

     o The infusion of capital through conversion will result in a strong equity position for the Association. The Association's post-conversion consolidated equity ratio of between 15 and 17 percent is expected to be moderately above the comparative group average. However, the Association's limited earnings growth potential should result in a lower return on equity relative to that of the comparative group.

     o Finally, First Kansas' common stock will likely trade in the Nasdaq SmallCap market. However, with a relatively low market capitalization, the Association's stock can be expected to have at least modestly less liquidity than the comparative group, as a whole.

       Based on First Kansas' fundamental financial and other characteristics relative to the comparative group as discussed in this chapter, on balance, we believe that a moderate valuation discount for the Association is appropriate. Such valuation adjustment reflects the Association's lower core earnings level and limited earnings growth potential. Also, we believe that, as a converting institution, a new issue discount is appropriate for First Kansas.

       Based on the above factors and the pricing ratios of the ten comparative group thrifts, we believe that the following pro forma pricing ratios and discounts are appropriate for First Kansas:

CAPITAL RESOURCES GROUP, INC.

                                      4.20


                                    Table 4.2
                          Comparative Pricing Analysis
                    First Kansas Federal Savings Association

                                                                                 Discount to the
Pricing Ratio                                                                   Comparative Group
-------------                                                                   -----------------

Price/Tangible book Value            72.64%               Mean                        40.9%
                                                          Median                      40.2%

Price/Earnings                       12.85x(1)            Mean                        39.9%
                                                          Median                      38.3%

Price/Assets                         10.99%               Mean                        42.4%
                                                          Median                      41.8%

   (1) Based on reported earnings of $672,000 for the fiscal year ended December 31, 1997; assumes 1,175,000 shares outstanding (total shares issued in the conversion at the midpoint value). Under SOP No. 93-6 there would be 1,085,700 shares outstanding for the earnings per share calculation, resulting in a pro forma price/earnings ratio of 11.87x.


       We believe that First Kansas' pro forma price/book value ratio, when analyzed in conjunction with the Association's pro forma price/earnings and price/assets ratios, results in an appropriate estimated pro forma market value. We believe that First Kansas' pricing ratios are appropriate for a newly converting thrift institution and particularly is in line with the pro forma price/tangible book value ratios of recently converted thrifts (please see Table 4.3).

Valuation Conclusion
--------------------

       It is therefore our opinion that, as of March 6, 1998, the estimated pro forma fair market value of First Kansas was $11,750,000, based on 1,175,000 shares at $10.00 per share. The resulting range of value was $9,987,500 or 998,750 shares, to $13,512,500 or 1,351,250 shares, both based on $10.00 per share. Pro forma calculations which include the impact of an eight percent purchase by First Kansas' Employee Stock Ownership Plan ("ESOP") and a four percent purchase by the

CAPITAL RESOURCES GROUP, INC.



                                    Table 4.3
                         Recent Standard Conversions (1)

                                                                              Price/     Price/      Price/
                                                          IPO      Gross     Pro-Forma  Pro-Forma   Pro-Forma
                                                         Price    Proceeds   Earnings   Book Value  Tang. Book
                                                         -----    --------   --------   ----------  ----------
Ticker           Short Name         State  IPO Date       ($)      ($000)       (x)       (%)         (%)
------           ----------         -----  --------
SFSH   SFSB Holding Company           PA   02/27/98      10.00      7,260       N/A      76.00       76.00
RCBK   Richmond Cnty Financial Corp   NY   02/18/98      10.00    244,663      16.00     83.60       83.60
HFBC   HopFed Bancorp Inc.            KY   02/09/98      10.00     40,336      13.50     75.40       75.43
TSBK   Timberland Bancorp Inc.        WA   01/13/98      10.00     66,125      10.50     81.50       81.54
MYST   Mystic Financial Inc.          MA   01/09/98      10.00     27,111      17.50     77.80       77.75
WPBC   Wyman Park Bancorp             MD   01/07/98      10.00     10,117      28.40     75.00       75.00
DFFN   Delaware First Financial Co.   DE   01/05/98      10.00     11,570      20.60     73.70       73.70
UTBI   United Tennessee Bankshares    TN   01/05/98      10.00     14,548      16.10     78.40       78.40
PEDE   Great Pee Dee Bancorp          SC   12/31/97      10.00     21,821      15.90     73.90       73.89
UCBC   Union Community Bancorp        IN   12/29/97      10.00     30,418      13.50     74.10       74.11
WSBI   Warwick Community Bancorp      NY   12/23/97      10.00     66,065      13.70     78.60       78.58
SIB    Staten Island Bancorp Inc.     NY   12/22/97      12.00    515,775      14.10     80.60       83.01
HCBC   High Country Bancorp Inc.      CO   12/10/97      10.00     13,225      30.50     77.70       77.75
FSFF   First SecurityFed Financial    IL   10/31/97      10.00     64,080      14.90     75.20       75.18
OTFC   Oregon Trail Financial Corp.   OR   10/06/97      10.00     46,949      18.50     76.60       76.63
SHSB   SHS Bancorp Inc.               PA   10/01/97      10.00      8,200      13.90     70.70       70.73
GOSB   GSB Financial Corp.            NY   07/09/97      10.00     22,483      23.20     73.40       73.44
FSPT   FirstSpartan Financial Corp.   SC   07/09/97      20.00     88,608      26.00     73.00       72.98
FBNW   FirstBank Corp.                ID   07/02/97      10.00     19,838      19.20     71.90       71.93
CFBC   Community First Banking Co.    GA   07/01/97      20.00     48,271      36.10     72.70       72.74


                                                                   Average:    19.06     75.99       76.12
                                                                   Median:     16.05     75.30       75.30

(1) Note: All of the above IPOs closed at or near the supermax of the valuation range.

CAPITAL RESOURCES GROUP, INC.

                                      4.22

Restricted Stock Plan subsequent to conversion are shown in Table 4.4 and in Exhibits IV-2 through IV-7. Subject to market conditions at the time of the offering, an overallotment provision up to 15 percent above the maximum value, or $15,539,375, could be made available.

                                    Table 4.4
                              Pro Forma Comparison
               Converting Institution Versus the Comparative Group
                  (Based on an Reported Net Income of $672,000)

First Kansas Federal
As of March 6, 1998                        Mk    P/E                     P/                Ttl   Eq/   TgEq/
 Ticker     Name & State         Price(1) Value   (3)   P/Book  P/TBook Assets DivYld    Assets  Asst   A     EPS(3) ROAA(3) ROAE(3)
 ------     ------------         --------------   ---   ------  ------- ------ ------    ------  ----  -----  -----  ------- -------
                                   ($)   ($Mil)   (x)      (%)      (%)   (%)    (%)     ($000)   (%)   (%)    ($)     (%)     (%)
        First Kansas Federal (2)
        -------------------------
        Before Conversion         10.00    N/A    N/A     N/A     N/A     N/A    N/A      95,655  6.91  6.62    N/A   0.68   10.71
        Pro Forma SuperMaximum    10.00   15.54  15.58   78.54   79.75   14.04   0.00    110,694 17.87 17.65   0.64   0.97    5.17
        Pro Forma Maximum         10.00   13.51  14.19   75.07   76.34   12.43   0.00    108,668 16.57 16.33   0.70   0.93    5.43
        Pro Forma Midpoint        10.00   11.75  12.85   71.32   72.64   10.99   0.00    106,930 15.41 15.17   0.78   0.90    5.71
        Pro Forma Minimum         10.00    9.99  11.40   66.81   68.18   9.49    0.00    105,193 14.21 13.97   0.88   0.87    6.04

        Comparative Group  (10)
        -------------------------
        Averages                  19.83   30.26  21.39  122.22  122.94   19.08   1.55    161,393 15.59 15.49   0.96   0.93    5.81
        Medians                   19.44   28.75  20.83  121.41  121.41   18.87   1.58    146,059 15.66 15.66   0.88   0.95    5.89

        All SAIF-Insured
          Thifts  (277)
        -------------------------
        Averages                  23.60  200.46  19.82  162.35  168.29   20.40   1.52  1,181,930 13.46 13.28   1.19   0.95    8.43
        Medians                   20.38   52.20  19.41  146.12  148.66   18.14   1.50    292,022 11.61 11.34   1.05   0.89    8.12

        Comparative Group
        -------------------------
CMRN    CameronFinlCorp-MO        20.00   51.24  20.83  113.25  113.25   24.28   1.40    211,253 21.44 21.44   0.96   1.17    5.30
CBK     CitizensFirst-IL          20.25   48.54  27.36  121.99  121.99   17.74   0.00    273,600 13.88 13.88   0.79   0.71    4.82
FFSL    FirstIndepdce-KS          15.00   14.31  20.83  125.94  125.94   12.59   2.00    113,669 9.99  9.99    0.73   0.65    6.26
HFSA    HardinBancorp-MO          18.88   15.54  18.88  118.79  118.79   13.47   2.54    115,434 11.34 11.34   1.01   0.76    6.06
HMLK    HemlockFedFinl-IL         18.75   38.93  24.35  127.99  127.99   22.04   1.49    176,683 17.22 17.22   0.77   0.58    4.44
LARK    LandmarkBcshs-KS          22.69   38.31  16.56  116.41  116.41   16.40   1.76    233,640 14.09 14.09   1.43   1.08    7.63
LXMO    LexingtonB&L-MO           16.50   18.49  23.57  109.05  116.28   20.00   1.82     92,450 18.34 17.39   0.71   1.14    4.35
MBLF    MBLAFinancial-MO          28.13   35.27  21.15  126.01  126.01   15.98   1.42    223,558 12.68 12.68   1.35   0.81    6.31
PCBC    PerryCountyFinl-MO        23.88   19.77  20.58  120.82  120.82   23.25   1.68     85,030 19.24 19.24   1.16   1.08    5.72
SFFC    StateFedFinl-IA           14.25   22.22  19.79  141.93  141.93   25.05   1.40     88,608 17.66 17.66   0.73   1.27    7.21

(1)  Closing or Last Trade.
(2)  Based on $10.00 per share.
     Net income, book value  and total assets are for the most recent period.
(3)  Excludes non-recurring and extraordinary items

Sources:Audited and unaudited financial statements for First Kansas Federal
        SNL Securities and the publicly traded companies' reported stock prices.

                                    EXHIBITS

CAPITAL RESOURCES GROUP, INC.


                                LIST OF EXHIBITS
                    First Kansas Federal Savings Association


EXHIBIT
NUMBER                         DESCRIPTION
------                         -----------

      I-1                  Map of Office Locations
      I-2                  Audited Financial Statement

     II-1                  Economic and Demographic Data
     II-2                  Earnings By Industry
     II-3                  Deposit Summary

    III-1                  General Characteristics of Publicly-Traded SAIF-Insured Savings Institutions
    III-2                  Financial Condition
    III-3                  Income and Expense Trends
    III-4                  Selected Spreads and Risk Margins

     IV-1                  Market Value Characteristics of Publicly-Traded Financial Institutions
     IV-2                  Pro Forma Effect of Conversion Proceeds - At the Minimum
     IV-3                  Pro Forma Effect of Conversion Proceeds - At the Midpoint
     IV-4                  Pro Forma Effect of Conversion Proceeds - At the Maximum
     IV-5                  Pro Forma Effect of Conversion Proceeds - At the Supermax
     IV-6                  Pro Forma Analysis Sheet
     IV-7                  Pro Forma Calculation

      V-1                  Firm Qualifications Statement

                                   EXHIBIT I-1

                             Map of Office Locations

                                    [OMITTED]

                                   EXHIBIT I-2

                    First Kansas'Audited Financial Statements
                           Source: Offering Prospectus


                                    [OMITTED]

                            EXHIBITS I-3 THROUGH I-11


                                Financial Tables
                            Source: Offering Circular



                                    [OMITTED]

                          [EXHIBITS II-1 THROUGH II-4]


                                   [OMITTED]

                                  EXHIBIT III-1

                 General Characteristics of All Publicly-Traded
                        SAIF-Insured Savings Institutions



                                    [OMITTED]

                          EXHIBITS III-2 THROUGH III-4

                    Pro Forma Effect of Conversion Proceeds
                        (Based on First Kansas' Reported
                            Net Income of $672,000)


                                    [OMITTED]

                                  EXHIBIT IV-1

               Market Value Characteristics of All Publicly-Traded
                             Financial Institutions


                                    [OMITTED]

                           EXHIBITS IV-2 THROUGH IV-7

                     Pro Forma Effect of Conversion Proceeds
                        (Based on First Kansas' Reported
                             Net Income of $672,000)



                                    [OMITTED]

                                   EXHIBIT V-1

                          Firm Qualifications Statement


                                    [OMITTED]

[LOGO]                    Capital Resources Group, Inc.
        1211 Connecticut Ave., N.W. - Suite 200 - Washington, DC 20036 -
                    Tel (202) 466-5685 - Fax (202) 466-5695


                          Firm Qualifications Statement

THE CAPITAL RESOURCES COMPANIES combine investment banking and diversified financial and management consulting with securities trading and brokerage. Capital Resources Group provides a wide variety of consulting and investment banking services to financial institutions throughout the U.S., specializing in raising capital, profitability strategies and mergers and acquisitions. Capital Resources, Inc. is an NASD member broker-dealer that specializes in thrift stock conversions and thrift securities. The firm's office in downtown Washington, D.C. is only a few blocks from key regulatory agencies, such as the Office of Thrift Supervision, Securities and Exchange Commission, Federal Deposit Insurance Corporation, and the Federal Reserve Board. Other offices are located in New York City and Indiana.

Securities Activities:

Capital Resources, Inc. serves financial institutions in raising capital in initial public offerings, primarily in stock conversions of mutual institutions, and secondary offerings. The primary areas in which services are provided are as follows:

Subscription and Community Stock Offerings

Capital Resources' expertise in subscription and community offerings of securities provide a cost effective way for financial institutions to raise capital while promoting future business and cementing customer loyalties. Each offering is specially designed to spark community interest. All sales efforts are managed on-site by Capital Resources' registered principals and representatives. Offerings may include local and regional brokerage firms in a syndicate as well.

Conversion Management and Staff Training

Capital Resources trains your staff and manages all detailed and technical back office operations required for a stock offering. The latest technology is incorporated into our proprietary data processing applications to provide you complete control and information on the offering. Coupled with our comprehensive, personalized training techniques with notebooks and visual presentations, your board of directors, management and employees are fully prepared to deal with the institution's customers and their questions during the conversion.

Market-Making

Capital Resources also has an active trading desk that makes markets in NASDAQ thrift stocks. Capital Resources acts as principal in trading activities, and clears transactions through National Financial Services Corporation.

Capital Resources Firm Qualifications Statement                           Page 2


Corporate Finance Services:

Capital Resources Group, Inc. provides services in a number of major areas involving financial strategy and evaluation, including:

Strategic and Financial Planning

Our consultants work with your management team to develop, evaluate and assist in the implementation of strategic plans; analyze new business lines; perform profitability analysis; prepare financial forecasts for quantitative analysis of business plans; provide computer analysis of operating strategies with different economic scenarios; perform "what if" scenarios; provide pre-conversion and post-conversion planning assistance.

Valuation Appraisals

Serve as qualified appraisers for mutual institutions converting to stock form of organization; experienced in public underwritings, community offerings and private placements. Serve as qualified appraisers for financial service companies, including mortgage banking companies, insurance agencies, title agencies, real estate brokerage firms, investment advisory firms, commercial banks, and other business enterprises. Perform core deposit valuations and servicing rights appraisals for purchased loan servicing. Capital Resources has performed over 150 appraisals of successful stock conversions.

Mergers and Acquisitions

Provide comprehensive merger and acquisition assistance for voluntary mergers, merger-conversions, voluntary supervisory conversions and RTC-assisted mergers/acquisitions; identify and evaluate potential merger/acquisition candidates; perform computerized financial analysis and make appropriate strategic recommendations; prepare regulatory applications and business plans; structure and negotiate bids for financially assisted cases and provide fairness opinions for stock institutions. We have been involved in over 200 merger and acquisition cases.

Equity Research

Perform equity research on publicly-traded thrifts and thrift holding companies. Provide analysis of potential company operating performance and project likely stock price trend. Identify under- and/or over-valued situations. Research reports provided to clients on regular basis.

Litigation and Special Studies

Capital Resources' expertise in the field of financial services provides an experienced resource for developing testimony and serving as expert witness. Also, Capital Resources' staff is able to draw upon its unique blend of talents to address broad or narrow issues in the financial services industry in preparing special studies.

Asset/Liability Management

Perform analysis on market value of portfolio equity and design strategies to improve interest rate risk posture associated with earning assets and costing liabilities; develop and implement plans to restructure loan portfolio.

Branch Sale/Purchase Transactions

Perform analysis to identify offices for sale/purchase; structure financial terms of transaction and perform analysis on impact of sale on both seller and buyer as required by regulators; prepare materials for regulatory application and core deposit valuation.

Capital Resources Firm Qualifications Statement                           Page 3


Senior Personnel

David P. Rochester is co-founder, Chairman and Managing Director of the Capital Resources Companies. He leads Capital Resources' strategic planning and corporate finance activities and is a frequent speaker on industry programs in these areas. He has been actively involved in several hundred merger and acquisition situations and initial public offerings. He serves as advisor to boards of directors and senior management. Prior experience includes private consulting with financial institutions and other companies, serving as Visiting Scholar at the Federal Home Loan Bank Board, Senior Economist at the Federal Savings and Loan Insurance Corporation and serving on the faculties of banking and finance graduate programs at several major universities. Dr. Rochester holds a Ph.D. in Banking and Finance from the University of Georgia.

Catherine K. Rochester is co-founder and President of the Capital Resources Companies. She oversees the securities trading and marketing activities of Capital Resources, Inc. and holds a principal's designation securities license. Mrs. Rochester has been actively involved in raising capital for the financial institutions industry for the past ten years. Prior to founding Capital Resources, she was Senior Vice President and Chief Financial Officer for a billion dollar plus interstate institution in New York. Her previous experience includes serving as a consultant to the thrift industry. She holds a M.S. in Finance from American University in Washington, D.C.

Edward T. Lutz is Managing Director and heads the firm's activities in the Northeast in our New York City office. His vast experience includes serving as financial and regulatory advisor to financial institutions, boards of directors and senior management in strategic planning, mergers and acquisitions and capital raising activities, including stock conversions. He was formerly New York Regional Director of Supervision of the FDIC. Mr. Lutz holds an M.B.A in Finance from American University in Washington, D.C.

Michael B. Seiler is Senior Vice President and heads the firm's appraisal and business planning activities. He was formerly employed with Equitable Bank in Baltimore, Maryland, in the areas of financial planning and analysis. Prior experience also includes service with the Securities and Exchange Commission where Mr. Seiler specialized in the areas of thrift and commercial banking. At the SEC, he had responsibilities for public offering prospectuses and Form 10-K Reports as well as other periodic reports. Mr. Seiler is a Certified Public Accountant and holds an M.B.A. in Finance from the State University of New York at Albany.

Richard C. Wallace, Senior Vice President, is responsible for new business development in the financial institutions sector, primarily thrift mutual-to-stock conversions, mergers and acquisitions, public offerings and private placements. Prior to Capital Resources, Mr. Wallace held executive marketing positions in the financial industry with Everen Securities and GEAC for over ten years, with a focus on savings institutions. Mr. Wallace holds a B.A. in Business Economics from the University of California.

James L. Ford is Senior Vice President and has a broad background with more than 20 years of thrift industry experience including thrift and mortgage banking operations. He was formerly a senior officer of a large mortgage banking company, where he oversaw all areas of the company's operations with special emphasis on finance and loan administration. He also has held senior management positions at a large savings institution. Mr. Ford holds a B.S. in Mathematics from Michigan State University.

Charles J. Antonuci, Sr. is a Consultant with Capital Resources and has a broad background of experience with financial institutions serving in senior management positions and as a consultant to the industry. He is also President of Bedford Consulting in New. York which specializes in real estate and loan consulting services. He holds a B.S. in Business Management from St. John's University.

Capital Resources Firm Qualifications Statement                           Page 4


J. Kevin McAuliffe is Vice President, involved in underwritings, heads institutional brokerage and equity research. Prior experience includes mergers and acquisitions, appraisals, and business plans for thrifts, and employment by a Fortune 500 company as cost analyst for-feasibility studies. Mr. McAuliffe holds a B.B.A. in Finance from the University of Kentucky and is a registered general securities principal.

Lois P. Hankins is Vice President responsible for securities compliance. She has over 14 years experience in the financial industry during which time she served as a financial consultant for Merrill Lynch, Shearson Lehman Brother's and Dean Witter Reynolds Inc. Additionally, she has served as the Regional Marketing Manager for a major California banking institution.

Noel G. Metcalfe is a Senior Associate responsible for stock conversion operations. His prior experience includes Director of Retail Sales for the Federal Home Loan Mortgage Corporation, financial consultant with Dean Witter Reynolds Inc. and mortgage lending with a savings and loan association. Mr. Metcalfe has a B.S. in Business Administration from Indiana University and is a registered general securities principal.

Jeffrey G. Gilbert is an Equity Securities Analyst specializing in banks and thrifts. He was formerly employed as a Consultant for KPMG Peat Marwick in their Financial Risk Strategy Practice. His experience includes investment portfolio analysis for banks and thrifts, asset/liability management consulting, and risk management.. Mr. Gilbert has a B.S. in Business Administration from Bucknell University.

Roland M. Calvert is a Consulting Associate involved in developing business plans and valuation appraisals and providing financial analysis with the support of financial projection models. He graduated from James Madison University with a B.B.A. degree in Finance and Economics.

Harinder S. Sawhney is Assistant Portfolio Manager involved in thrift equity research for investment purposes. Prior experience includes work as financial consultant, international trade consultant and stockbroker. Harry holds an M.B.A. in Finance from The George Washington University.


Securities Division

J. Kevin McAuliffe      Michael H. Currey             Michael Godby
Head NASDAQ Trader      Vice President                Vice President

Lois P. Hankins         David P. Rochester, II        Jeffrey G.Gilbert
Vice President          Assistant Trader              Equity Securities Analyst

Noel G. Metcalfe        Jacqueline A. Sprague         Dante M. Bramblett
Senior Associate        Assistant to Traders          Associate